SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2003

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant´s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the translation into English of the Quarterly Financial Statements for the period ended on September 30, 2003 filed with the Bolsa de Comercio de Buenos Aires and with the Comisión Nacional de Valores

IRSA Inversiones y Representaciones

Sociedad Anónima

and subsidiaries

Free translation of the

Unaudited Consolidated Financial Statements

for the three-month period ended

September 30, 2003

In comparative format

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Unaudited Consolidated Balance Sheets as of September 30 and June 30, 2003

In thousand of pesos (Notes 2 and 3)

	September 30, 2003	June 30, 2003
ASSETS
CURRENT ASSETS
Cash and banks	90,432	87,182
Investments (Note 8)	132,718	139,105
Mortgages and leases receivables, net (Note 5)	29,502	35,594
Other receivables (Note 6)	18,022	12,147
Inventories (Note 7)	13,164	14,575

Total Current Assets	283,838	288,603

NON-CURRENT ASSETS
Mortgages receivables, net (Note 5)	2,817	2,777
Other receivables (Note 6)	125,646	123,926
Inventories (Note 7)	8,512	8,767
Investments (Note 8)	438,474	433,760
Fixed assets, net (Note 9)	1,177,437	1,197,521
Intangible assets, net	2,567	3,239

Subtotal	1,755,453	1,769,990
Goodwill	(5,799)	(5,629)

Total Non-Current Assets	1,749,654	1,764,361

Total Assets	2,033,492	2,052,964

LIABILITIES
CURRENT LIABILITIES
Trade accounts payable	25,938	25,805
Mortgages payable	2,186	2,100
Customer advances (Note 10)	14,182	13,212
Short term-debt (Note 11)	66,865	87,434
Salaries and social security charges	3,819	5,393
Taxes payable	10,864	9,778
Other liabilities (Note 12)	25,305	28,736

Total Current Liabilities	149,159	172,458

NON-CURRENT LIABILITIES
Trade accounts payable	3,487	3,609
Customer advances (Note 10)	25,293	25,260
Long term-debt (Note 11)	612,278	592,104
Taxes payable	3,148	1,684
Other liabilities (Note 12)	7,827	7,331

Total Non-Current Liabilities	652,033	629,988

Total Liabilities	801,192	802,446
Minority interest	437,980	441,332
SHAREHOLDERS’ EQUITY	794,320	809,186

Total Liabilities and Shareholders’ Equity	2,033,492	2,052,964

The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Unaudited Consolidated Statements of Results

For the three – month periods beginning on

July 1, 2003 and 2002

and ended September 30, 2003 and 2002

In thousand of pesos (Notes 2 and 3)

	September 30, 2003	September 30, 2002
Mortgages, leases and services	49,138	51,093
Costs of sales, leases and services	(27,394)	(37,753)

Gross income	21,744	13,340
Selling expenses	(3,839)	(7,476)
Administrative expenses	(8,748)	(9,311)

Subtotal	(12,587)	(16,787)
Net loss in credit card trust	(336)	(505)
Results from operations and holding of real estate assets (Note 13)	—	(781)

Operating income / loss (Note 4)	8,821	(4,733)
Depreciation of goodwill	(1,321)	—
Financial results generated by assets (Note 14)	16,053	(35,552)
Financial results generated by liabilities (Note 14)	(35,420)	118,813
Net income (loss) in related companies	367	(55)
Other income, net (Note 15)	1,133	9,519

(loss) Income before tax and minority interest	(10,367)	87,992
Minority interest	1,734	(9,557)
Income tax and asset tax	(6,533)	(20,474)

(loss) Income for the period	(15,166)	57,961
Earning per share
Basic	(0.071)	0.279
Diluted	0.004	0.279

The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Unaudited Statements of Consolidated Cash Flows (1)

For the three – month periods beginning on

July 1, 2003 and 2002

and ended September 30, 2003 and 2002

In thousand of pesos (Notes 2 and 3)

	September 30, 2003	September 30, 2002
CHANGES IN CHASH

Cash and cash equivalents as of beginning of year	187,342	28,377

Cash and cash equivalents as of end of period	180,769	50,099

Net increase (decrease) in cash and cash equivalents	(6,573)	21,722

CAUSES OF CHANGES IN CASH

CASH FLOWS FROM OPERATING ACTIVITIES:
(loss) Income for the period	(15,166)	57,961

Plus income tax accrued for the period	6,533	20,474

Adjustments to reconcile net loss to cash flow from operating activities:
• Equity in earnings of affiliated companies	(367)	55
• Minority interest in related companies	(1,734)	9,557
• Results from repurchase Notes	—	(10,569)
• Allowances and provisions	(1,534)	5,131
• Amortization and depreciation	16,767	22,671
• Loss from operations and holding of real estate assets	—	781
• Financial results	15,744	(110,067)
Changes in assets and liabilities:
• Decrease in current investments	1,152	326
• Increase in non-current investments	—	(2,404)
• Decrease / (Increase) in mortgages and leases receivables	5,843	(1,047)
• Increase / (Decrease) in other receivables	(6,265)	36,476
• Decrease in inventory	4,062	12,176
• Decrease / (Increase) in intangible assets	133	(211)
• (Decrease) / Increase in taxes payable, salaries and social security and customer advances	2,057	(6,170)
• (Decrease) / Increase in accounts payable	11	(1,094)
• Increase in accrued interest	6,842	23,871
• Increase in other liabilities	(4,321)	(10,630)

Net cash provided by operating activities	29,757	47,287

CASH FLOWS FROM INVESTING ACTIVITIES:
• Increase from equity interest in subsidiary companies and equity investees	—	6,041
• Increase in non-current investments	(2,214)	—
• Payment for acquisition of undeveloped parcels of land	(233)	(953)
• Purchase and improvements of fixed assets	(685)	(3,852)

Net cash provided by investing activities	(3,132)	1,236

CASH FLOWS FROM FINANCING ACTIVITIES:
• Proceeds from short-term and long-term debt	—	41,328
• Payment of short-term and long-term debt	(31,580)	(65,996)
• Decrease in minority shareholders	(1,618)	—
• Cash contribution from minority shareholders	—	91
• Payment of mortgages	—	(3,015)
• Increase in intangible assets	—	(355)
• Loan granted by related companies	—	1,146

Net cash provided by financing activities	(33,198)	(26,801)

Net increase (decrease) in cash and cash equivalents	(6,573)	21,722

(1)	Includes cash, banks and investments with a realization term not exceeding three months.

The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Unaudited Statements of Consolidated Cash Flows (Continued)

For the three – month periods beginning on

July 1, 2003 and 2002

and ended September 30, 2003 and 2002

In thousand of pesos (Notes 2 and 3)

	September 30, 2003	September 30, 2002
Supplemental cash flow information

Non-cash activities:

• Increase in fixed assets through a decrease in inventory	—	1,212
• Increase in inventory through a decrease in fixed assets	2,606	3,570
• Issuance of credit card receivables	3,504	—
• Liquidation of credit card receivables	1,322	—
• Increase in mortgages receivables through a decrease in investment	—	2,007
• Increase in fixed assets through an increase in mortgages payable	—	4,095
• Decrease in short and long term-debt through a decrease in other liabilities	—	36,086
• Decrease in short and long term-debt through a increase in other liabilities	1,326	—
• Decrease in other liabilities through an increase in customer advances	—	2,727
• Increase in investment through a decrease in mortgages receivables	—	776

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited consolidated financial statements

For the three – month periods beginning on

July 1, 2003 and 2002

and ended September 30, 2003 and 2002

In thousand of pesos

NOTE 1:	ARGENTINE ECONOMIC SITUATION

Argentina is immersed in a critical economic situation. The main features of the current economic context are a major external debt burden, a financial system in crisis, and an economic recession that has led to a significant decrease in the demand for goods and services and a large rise in the level of unemployment, mainly through the end of 2002.

To overcome the mentioned crisis, as from December 2001 the government issued measures, laws, decrees and regulations that involved profound changes to the prevailing economic model. Among the measures adopted was the floating of the exchange rate that led to a significant devaluation during the first months of 2002, and the pesification of certain assets and liabilities in foreign currency held in Argentina.

This situation generated a significant and uneven increase in economic indicators, such as the rate of exchange, the domestic wholesale price index used for restatement of the financial statements for the previous year and specific indicators for the Company’s goods and services, mainly during 2002. These circumstances affect comparability of the financial statements submitted, which must be interpreted in the light of those circumstances.

Impact on the Company’s financial position

As mentioned in Note 5 to the basic unaudited financial statements, during November 2002, the Company successfully completed the restructuring of its financial debt.

Along these lines, the current cash position will enable the Company to take advantage of the opportunities available on the real estate market, as it did over the previous decade.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the unaudited consolidated financial statements (Contd.)

NOTE 2:	BASIS OF CONSOLIDATION – CORPORATE CONTROL

a.	Basis of consolidation

The Company has consolidated its Balance Sheets at September 30, 2003 and June 30, 2003 and the statements of results and cash flow for the period ended September 30, 2003 and 2002 line by line with the financial statements of its controlled companies, following the procedure established in Technical Pronouncement No. 21 of the Argentine Federation of Professional Councils in Economic Sciences and approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires, although not yet approved by the National Securities Commission. The application of this pronouncement to the financial statements of the Company does not differ significantly from the Technical Pronouncements Nos. 4 and 5 and the amendments of Technical Pronouncements 17 and 18.

All significant intercompany balances and transactions have been eliminated in consolidation.

The following table shows the data concerning the corporate control:

	DIRECT OR INDIRECT % OF CAPITAL		DIRECT OR INDIRECT % OF VOTING SHARES
COMPANIES	Sept. 30, 2003	June 30, 2003	Sept. 30, 2003	June 30, 2003
Ritelco S.A.	100,00	100,00	100,00	100,00
Palermo Invest S.A.	66,67	66,67	66,67	66,67
Abril S.A.	83,33	83,33	83,33	83,33
Pereiraola S.A.	83,33	83,33	83,33	83,33
Baldovinos S.A.	83,33	83,33	83,33	83,33
Hoteles Argentinos S.A.	80,00	80,00	80,00	80,00
Buenos Aires Trade & Finance Center S.A. (1)	100,00	100,00	100,00	100,00
Alto Palermo S.A. (“APSA”)	54,95	54,79	54,95	54,79

(1)	On August 16, 2002, the Company and RAGHSA S.A. agreed: i) the redistribution of the block 5M, of the Old Puerto Madero of the City of Buenos Aires, ii) the division and distribution of the charge and commitment to build on those plots of land, previously undertaken before Corporación Antiguo Puerto Madero S.A.(CAPM), iii) the renegotiation of the other commitments and obligations also assumed before CAPM and iv) the exchange of the shares issued by ARSA, BARSA and BAT&FCSA, respectively, which own the plots of land included in block 5M. As a result of the share exchange, the Company now owns 100% of the shares in BAT&FCSA, and transferred its 50% interest in ARSA and BARSA respectively, to RAGHSA S.A.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the unaudited consolidated financial statements (Contd.)

NOTE 2:	(Continued)

b.	Consideration of the effects of inflation

The financial statements have been prepared in constant monetary units, reflecting the overall effects of inflation through August 31, 1995. As from that date, in accordance with professional accounting standards and the requirements of the control authorities, restatement of the financial statements has been discontinued until December 31, 2001. As from January 1, 2002, in accordance with professional accounting standards, recognition of the effects of inflation in these unaudited financial statements has been reestablished, considering that the accounting measurements restated due to changes in the purchasing power of the currency until August 31, 1995 as well as those arising between that date and December 31, 2001 are stated in currency of the latter date.

On March 25, 2003, the National Executive Branch issued Decree No. 664 establishing that the financial statements for years ending as from that date must be stated in nominal currency. Consequently, in accordance with Resolution No. 441 issued by the National Securities Commission, the Company discontinued the restatement of its financial statements as from March 1, 2003. This criterion is not in line with current professional accounting standards. At September 30, 2003, there is a divergence of Ps. 3,260 thousand that would reduce the loss for the period. From July to September 2003, an inflation of 1 % was recorded.

The rate used for restatement of items in these unaudited financial statements is the domestic wholesale price index published by the National Institute of Statistics and Census.

The following concepts are included together in the Statement of Operations as “Financial results generated by assets” and “Financial results generated by liabilities”:

a. The result due to exposure to changes in the purchasing power of the currency

b. Other holding gains and losses arising during the period.

c. Financial results.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the unaudited consolidated financial statements (Contd.)

NOTE 2:	(Continued)

c.	Comparative information

Balances at September 30, 2002 shown in these unaudited financial statements for comparative purposes result from restating the amounts in the financial statements at those dates following the guidelines indicated in Note 2.b.

Certain reclassifications of prior information have been made to conform with the current period presentation.

d.	Acquisition of related companies

During the year ended at June 30, 2003, the Company acquired 30.955% of the capital stock and registered, non-endorsable, convertible negotiable obligations issued by Valle de Las Leñas S.A., falling due on October 31, 2005, with a face value of US$ 3.7 million, for approximately US$ 2.4 million. On March 4, 2003, the Company sold all its shareholding and negotiable obligations in Valle de las Leñas S.A. for US$ 6.5 million.

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the subsidiaries mentioned in Note 2, have been prepared on a consistent basis with those applied by IRSA Inversiones y Representaciones Sociedad Anónima.

a.	Shares and options of Banco Hipotecario S.A.

The shares in Banco Hipotecario S.A. held by Ritelco S.A. (a wholly-owned subsidiary) have been valued at their quotation at the end of the period, less estimated selling expenses, while options were valued at restated cost as mentioned in Note 1.4 to the individual financial statements or estimated net realizable value, whichever is lower.

b.	Revenue Recognition

The Company‘s revenues mainly stem from office rental, shopping center operations, development and sale of real estate, hotel operations and, to a lesser extent, from e-commerce activities.

See Note 4 for details on the Company’s business segments. As discussed in Note 2.a., the consolidated statements of results were prepared following the guidelines of Technical Resolution No. 21 of the F.A.C.P.C.E.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the unaudited consolidated financial statements (Contd.)

NOTE 3:	(Continued)

b.	Revenue Recognition (Continued)

•    Leases and services from shopping center operations

Leases with tenants are accounted for as operating leases. Tenants are generally charged a rent, which consists of the higher of (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross retail sales (the “Percentage Rent”) (which generally ranges between 4% and 8% of tenant’s gross sales).

Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s Base Rent generally increases between 4% and 7% each year during the term of the lease. Minimum rental income is recognized on a straight-line basis over the term of the lease. Certain lease agreements contain provisions, which provide for rents based on a percentage of sales or based on a percentage of sales volume above a specified threshold. The Company determines the compliance with specific targets and calculates the additional rent on a monthly basis as provided for in the contracts. Thus, these contingent rents are not recognized until the required thresholds are exceeded.

Generally, the Company’s lease agreements vary from 36 to 120 months. Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial six months, upon not less than 60 days’ written notice, subject to penalties which vary from one to one and a half months rent if the tenant rescinds during the first year of its lease, and one month of rent if the tenant rescinds after the first year of its lease. The Company also charges its tenants a monthly administration fee, prorated among the tenants according to their leases, which varies from shopping center to shopping center, relating to the administration and maintenance of the common area and the administration of contributions made by tenants to finance promotional efforts for the overall shopping centers operations.

Administration fees are recognized monthly when earned. In addition to rent, tenants are generally charged “admission rights”, a non-refundable admission fee that tenants may be required to pay upon entering into a lease and upon lease renewal. Admission right is normally paid in one lump sum or in a small number of monthly installments. Admission rights are recognized using the straight-line method over the life of the respective lease agreements. Furthermore, the lease agreements generally provide for the reimbursement of real estate taxes, insurance, advertising and certain common area maintenance costs. These additional rents and tenant reimbursements are accounted for on the accrual basis.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the unaudited consolidated financial statements (Contd.)

NOTE 3:	(Continued)

b.	Revenue Recognition (Continued)

•    Credit card operations

Revenues derived from credit card transactions consist of commissions and financing income. Commissions are recognized at the time the merchants’ transactions are processed, while financing income is recognized when earned.

•    Hotel operations

The Company recognizes revenues from its rooms, catering, and restaurant facilities as earned on the close of business each day.

•    International operations

Subsequent to the sale of Brazil Realty in February 2002, the Company did not make any new investment in this industry.

c.	Intangible assets, net

Intangible assets are carried at cost adjusted for inflation, less accumulated depreciation.

•    Trademarks

Trademarks include the expenses and fees related to their registration.

•    Pre-operating expenses

This item reflects expenses generated by the opening of new shopping malls and the new e-business projects restated into year-end currency. Those expenses are amortized by the straight-line method in periods ranging from 2 to 3 years for each shopping mall or project, beginning as from the date of inauguration or commencement of operations.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the unaudited consolidated financial statements (Contd.)

NOTE 3:	(Continued)

c.	Intangible assets, net (Continued)

•    Advertising expenses

Advertising expenses relate to the Torres de Abasto project, the opening of Abasto Shopping adjusted for inflation at the end of the year. The expenses incurred in relation to Torres de Abasto project are recognized in the statement of operations as determined under the percentage-of-completion method. Other advertising expenses are amortized under the straight-line method over a term of 3 years.

•    Investment projects

Investment projects represent expenses primarily related to marketing efforts incurred by the Alto Palermo S.A for the selling of merchandise through certain means of communication. These costs are amortized to income under the straight-line method as from the start up date of the project. These expenses are written off upon abandonment or disposal of project.

•    Tenants list-Patio Bullrich

This item represents the acquired tenant list of the Patio Bullrich shopping mall restated following the guidelines mentioned in Note 1.4. and is amortized using the straight-line method over a five-year period.

Intangible assets include advertising costs incurred by the subsidiary APSA, that cannot be capitalized in accordance with current accounting standards, but which will be amortized in the coming year by the Company through application of transition rules.

The value of these assets, net of the provision recorded, does not exceed the estimated recoverable value at the end of the year.

d.	Goodwill

Negative goodwill represents the market value of net assets of the subsidiaries at the percentage participation acquired in excess of acquisition cost. Goodwill has been restated following the guidelines mentioned in Note 1.4. to the basic financial statements and amortization has been calculated by the straight-line method based on an estimated life of 18 years, considering the weighted average of the remaining useful life of identifiable assets of the issuer subject to depreciation.

Amortization has been classified under “Depreciation of goodwill” in the Statements of Results.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the unaudited consolidated financial statements (Contd.)

NOTE 4:	SEGMENT INFORMATION

The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. Accordingly, the Company has six reportable segments. These segments are Development and sales of properties, Office and other non-shopping center rental properties, Shopping centers, Hotel operations, International and Others. As discussed in Note 2.a., the consolidated financial statements of results were prepared following the guidelines of Technical Resolution No. 21.

A general description of each segment follows:

•	Development and sale of properties

This segment includes the operating results of the Company’s construction and ultimate sale of residential buildings business, undeveloped parcels of lands and others properties sold by the Company.

•	Office and other non-shopping center rental properties

This segment includes the operating results of the Company’s lease and service revenues of office space and other non-retail building properties from tenants.

•	Shopping centers

This segment includes the operating results of the Company’s shopping centers principally comprised of lease and service revenues from tenants. This segment also includes revenues derived from credit card transactions that consist of commissions and financing income.

•	Hotel operations

This segment includes the operating results of the Company’s hotels principally comprised of room, catering and restaurant revenues.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the unaudited consolidated financial statements (Contd.)

NOTE 4:	(Continued)

•	International

Subsequent to the sale of Brazil Realty in February 2002, the Company did not make any new investment in this industry.

•	Financial operations and others

This segment primarily includes revenues and associated costs generated from the sale of equity securities, other securities-related transactions and other non-core activities of the Company. This segment also includes the results in equity investees of the Company relating to Internet, telecommunications and other technology-related activities of the Company.

The Company measures its reportable segments based on net income. Inter-segment transactions, if any, are accounted for at current market prices. The Company evaluates performance of its segments and allocates resources to them based on net income. The Company is not dependent on any single customer.

The accounting policies of the segments are the same as those described in Note 1 to the financial statements and in Note 3 to the unaudited consolidated financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the unaudited consolidated financial statements (Contd.)

NOTE 4:	(Continued)

The following information provides the operating results from each business unit:

As of September 30, 2003:

	Sales and developments	Office and Others (a)	Shopping centers	Hotels	Financial and other operations	Elimination	Total
Income	5,984	3,664	31,152	8,338	—	—	49,138
Costs	(3,107)	(2,054)	(17,009)	(5,224)	—	—	(27,394)
Gross income	2,877	1,610	14,143	3,114	—	—	21,744
Administrative expenses	(1,249)	(878)	(4,255)	(2,366)	—	—	(8,748)
Selling expenses	(601)	(163)	(1,779)	(1,296)	—	—	(3,839)
Net loss in credit card trust	—	—	(336)	—	—	—	(336)
Results from operations and holding of real estate assets

Operating income (loss)	1,027	569	7,773	(548)			8,821

Depreciation and amortization (b)	(1,763)	1,535	13,581	1,579	—	—	14,932

Addition of fixed assets and intangible assets	49	19	889	261	—	—	1,218
Non-current investments in other companies	—	—	8,346	13,974	—	—	22,320

Operating assets	296,398	251,273	973,801	111,964	—	—	1,633,436
Non- Operating assets	46,473	39,397	55,894	3,391	254,901	—	400,056
Total assets	342,871	290,670	1,029,695	115,355	254,901	—	2,033,492

Operating liabilities	7,066	4,713	68,151	5,839	—	—	85,769
Non-Operating liabilities	150,046	134,717	226,658	44,587	159,415	—	715,423
Total liabilities	157,112	139,430	294,809	50,426	159,415	—	801,192

(a)	Includes offices, commercial and residential premises.
(b)	Included in operating income/loss.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the unaudited consolidated financial statements (Contd.)

NOTE 4:	(Continued)

As of September 30, 2002

	Sales and developments	Office and Others (a)	Shopping centers	Hotels	Financial and other operations	Elimination	Total
Income	14,271	5,658	23,848	7,316	—	—	51,093
Costs	(14,827)	(2,134)	(16,716)	(4,076)	—	—	(37,753)
Gross income	(556)	3,524	7,132	3,240	—	—	13,340
Administrative expenses	(1,565)	(716)	(4,357)	(2,673)	—	—	(9,311)
Selling expenses	(845)	(151)	(5,667)	(813)	—	—	(7,476)
Net loss in credit card trust	—	—	(505)	—	—	—	(505)
Results from operations and holding of real estate assets	(781)	—	—	—	—	—	(781)

Operating income / loss	(3,747)	2,657	(3,397)	(246)	—	—	(4,733)

Depreciation and amortization (b)	945	1,588	14,404	1,097	—	—	18,034

Addition of fixed assets and intangible assets	4,294	49	3,449	5,627	—	—	13,419
Non-current investments in other companies	—	—	8,527	13,387	—	—	21,914

Operating assets	299,381	255,890	994,917	112,124	—	—	1,662,312
Non-operating assets	43,859	37,487	54,029	3,030	252,247	—	390,652
Total assets	343,240	293,377	1,048,946	115,154	252,247	—	2,052,964

Operating assets	6,562	4,582	69,349	4,664	—	—	85,157
Non-operating liabilities	154,084	138,190	224,640	42,290	158,085	—	717,289
Total liabilities	160,646	142,772	293,989	46,954	158,085	—	802,446

(a)	Includes offices, commercial and residential premises.
(b)	Included in operating income/loss.

NOTE 5:	MORTGAGES AND LEASES RECEIVABLES, NET

The breakdown for this item is as follows:

	September 30, 2003		June 30, 2003
	Current	Non- Current	Current	Non- Current
Debtors from sale of real estate	2,845	1,650	3,805	1,789
Unearned interest	(62)	(182)	(67)	(194)
Debtors from rent	33,934	1,398	45,973	1,236
Rent in litigation	20,484	—	22,054	—
Debtors under legal proceedings	2,929	—	2,338	—
Checks to be deposited	6,914	—	6,177	—
Related parties	109	—	137	—
Trade accounts receivable for hotel activities	2,241	—	1,877	—
Less:
Allowance for doubtful accounts	(39,892)	(49)	(46,700)	(54)

	29,502	2,817	35,594	2,777

NOTE 6:	OTHER RECEIVABLES

The breakdown for this item is as follows:

	September 30, 2003		June 30, 2003
	Current	Non- Current	Current	Non- Current
Asset tax	101	50,340	59	48,674
Value Added Tax (VAT)	288	2,551	310	2,542
Related parties	160	71	633	17
Guarantee deposits	327	78	890	693
Prepaid expenses	84	—	169	—
Expenses to be recovered	4,464	—	1,989	—
Fund administration	208	—	232	—
Advances to be rendered	1,722	—	824	—
Gross sales tax	259	328	252	318
Deferred income tax	—	61,628	—	66,134
Sundry debtors	1,663	—	2,079	—
Operation pending settlement	2,927	—	40	—
Income tax prepayments and withholdings	1,085	220	983	31
Country club debtors	462	—	462	—
Rebilled condominium expenses	167	—	651	—
Trust accounts receivable	1,948	433	—	433
Tax credit certificates	2,034	—	2,265	—
Interest rate swap receivable	123	12,409	307	8,172
Present value – other receivables	—	(2,535)	—	(3,106)
Other	—	123	2	18

	18,022	125,646	12,147	123,926

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the unaudited consolidated financial statements (Contd.)

NOTE 7:	INVENTORIES

The breakdown for this item is as follows:

	June 30, 2003
	Current	Non- Current
Constitución 1111	—	—
Dique II	5,648	—
Dique IV	—	—
Minetti “D”	42	—
Madero 1020	1,373	—
Caballito plots of land	—	—
Padilla 902	—	—
Pilar	—	—
Rivadavia 2768	116	—
Sarmiento 517	245	—
Torres Jardín	245	—
Abril/Baldovinos	5,397	5,822
Alto Palermo Park	—	—
Salguero 3331	—	2,945
Alto Palermo Plaza	—	—
Benavídez	—	—
Torres de Abasto	555	—
Resale merchandise	99	—
Bonus merchandise	105	—
Other properties	396	—
Other	354	—

	14,575	8,767

	September 30, 2003
	Current	Non- Current
Dique II	5,745
Minetti D	42
Madero 1020	—
Rivadavia 2768	116
Sarmiento 517	99
Torres Jardín	245
Abril / Baldovinos	5,415	5,467
Salguero 3331	—	3,045
Otros inmuebles	294
Torres de Abasto	555
Resale merchandise	77
Bonus merchandise	114
Other	462

	13,164	8,512

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the unaudited consolidated financial statements (Contd.)

NOTE 8:	INVESTMENTS

The breakdown for this item is as follows:

	September 30, 2003	June 30, 2003
Current
Cedro	128	129
Renault Argentina S.A.	79	—
Lebacs	—	1,361
Bocanova	258	305
Boden	1,435	1,329
IRSA I Trust Exchangeable Certificate	2,315	1,324
Time deposits and money markets	47,403	27,505
Mutual funds	75,034	102,396
Tarshop Trust	6,031	4,719
Other investments	35	37

	132,718	139,105

Non-current
Llao – Llao Resorts S.A.	13,974	13,387
Banco de Crédito y Securitización S.A.	7,007	7,007
Banco Hipotecario S.A.	29,463	23,677
Pérez Cuesta S.A.C.I.	5,628	5,628
E-Commerce Latina S.A	2,718	2,899
IRSA I Trust Exchangeable Certificate	6,391	8,777
Tarshop Trust	3,282	2,567
Art work	37	37

	68,500	63,979

Undeveloped parcels of land:
Constitucion 1111	1,146	1,146
Dique IV	6,160	6,160
Caballito plots of land	13,616	13,616
Padilla 902	71	71
Pilar	3,109	3,109
Torres Jardín IV	2,231	2,231
Puerto Retiro	46,323	46,257
Benavidez	10,748	10,748
Santa María del Plata	124,594	124,594
Pereiraola	21,875	21,875
Bs. As. Trade and Finance Center S.A	25,973	25,973
Air space Supermercado Coto	9,080	9,080
Caballito	26,000	26,000
Rosario	51,628	51,501
Neuquén	8,539	8,539
Alcorta Plaza	15,950	15,950
Other parcels of undeveloped land	2,931	2,931

	369,974	369,781

	438,474	433,760

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the unaudited consolidated financial statements (Contd.)

NOTE 9:	FIXED ASSETS, NET

The breakdown for this item is as follows:

	September 30, 2003	June 30, 2003
Hotels
Hotel Intercontinental	56,570	57,177
Hotel Libertador	39,179	39,890

	95,749	97,067

Office buildings
Avda. de Mayo 595	4,089	4,112
Avda. Madero 942	1,998	2,006
Edificios costeros (Dique II)	17,856	17,937
Laminar Plaza	27,916	28,021
Libertador 498	35,295	35,444
Libertador 602	2,478	2,488
Madero 1020	3,809	6,433
Maipú 1300	40,592	40,771
Reconquista 823	17,000	17,075
Sarmiento 517	165	166
Suipacha 652	9,897	9,945
Alto Palermo Plaza	—	2
Intercontinental Plaza	63,385	63,728
Costeros Dique IV	17,498	17,566

	241,978	245,694

Commercial real estate
Alsina 934	1,478	1,485
Constitución 1111	401	403

	1,879	1,888

Other fixed assets
Abril	2,228	2,189
Alto Palermo Park	418	420
Thames	3,478	3,650
Other	3,282	3,489

	9,406	9,748

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the unaudited consolidated financial statements (Contd.)

NOTE 9:	(Continued)

	September 30, 2003	June 30, 2003
Shopping Center
Alto Avellaneda	103,196	105,133
Alto Palermo	242,874	247,477
Paseo Alcorta	71,756	72,690
Abasto	217,395	221,314
Patio Bullrich	126,273	127,803
Buenos Aires Design	25,214	25,840
Nuevo Noa	23,488	23,810
Other properties	10,652	10,743
Other	7,577	8,314

	828,425	843,124

Total	1,177,437	1,197,521

NOTE 10:	CUSTOMER ADVANCES

The breakdown for this item is as follows:

	September 30, 2003		June 30, 2003
	Current	Non- Current	Current	Non- Current
Entrance fees	7,606	14,349	7,442	14,044
Advance payments for rents	4,697	10,944	4,183	11,216
Advance payments from customers	1,879	—	1,587	—

	14,182	25,293	13,212	25,260

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the unaudited consolidated financial statements (Contd.)

NOTE 11:	SHORT AND LONG TERM DEBT

The breakdown for this item is as follows:

	September 30, 2003		June 30, 2003
	Current	Non- Current	Current	Non- Current
Convertible bond APSA 2006 (1)	—	57,755	—	55,550
Accrued interest- Convertible bond APSA 2006 (1)	1,082	—	2,418	—
Negotiable obligations APSA (2)	3,019	74,143	3,640	73,617
Accrued interest- Negotiable obligations APSA (2)	4,049	—	1,554	—
Bank debts (3)	41,566	95,426	71,138	91,464
Accrued interest - bank loans (3)	4,228	—	3,032	—
Bond 100 M. (4)	—	288,927	—	279,235
Interest-Bond 100 M. (4)	9,058	—	2,765	—
Negotiable obligations 2009 - principal amount (5)	—	96,027	—	92,238
Negotiable obligations 2009 - accrued interest (5)	3,821	—	2,677	—
Other	42	—	210	—

	66,865	612,278	87,434	592,104

(1)	Corresponding to the Negotiable Bonds Convertible to stock (CNB) issued by APSA for a value of US$ 50 million, as detailed in Note 23 to the consolidated financial statements, net of the CNB underwritten by the Company for Ps. 29,955 thousand, net of fees and expenses related to issue of debt to be accrued.
(2)	Includes:
(a)	Ps. 49,621 thousand in unsecured general liabilities belonging to APSA, originally issued for a total value of V$N 85,000,000, which mature on 7 April 2005, on which date the principal will be amortized in full. The terms of the liabilities require APSA to maintain certain financial ratios and conditions, specific debt/equity ratios, and establish restrictions to the procurement of new loans, net of issue expenses.
(b)	Ps. 9,631 thousand corresponding to secured general liabilities of APSA originally issued for a value of US$ 40,000 thousand, and which mature on 13 January 2005, on which date the full amount of the principal will be amortized. As a detailed on Note 16 the current negotiable bonds are secured by the fiduciary assignment in the interest of the holders of the total share capital in Shopping Alto Palermo S.A. The terms of the liabilities require APSA to maintain certain financial ratios and conditions, specific debt/equity ratios, and establish restrictions to the procurement of new loans, net of issue expenses.
(c)	Ps. 20,468 thousand corresponding to secured general liabilities in Shopping Alto Palermo S.A. (SAPSA). The terms of the liabilities require SAPSA to maintain certain financial ratios and conditions, specific debt/equity ratios, and establish restrictions to the procurement of new loans, net of issue expenses.
(3)	Includes mainly:
(a)	US$ 41,800 thousand corresponding to an unsecured loan falling due in the year 2009, as detailed in Note 5 to the unaudited basic financial statements.
(b)	Ps. 35,321 thousand current, corresponding to a loan secured with real estate assets belonging to Hoteles Argentinos S.A., as detailed in Note 16 to the unaudited consolidated financial statements.
(c)	Ps. 4,350 thousand corresponding to other current bank loans.
(4)	Corresponding to the issue of Convertible Negotiable Bonds of the Company for a total value of US$ 100 million as set forth in Notes 5 and 12 to the unaudited basic financial statements.
(5)	Corresponding to the issue of Negotiable Bonds secured with certain Company assets maturing in the year 2009, as detailed in Note 5 and 11 c. a to the unaudited basic financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the unaudited consolidated financial statements (Contd.)

NOTE 12:	OTHER LIABILITIES

The breakdown for this item is as follows:

	September 30, 2003		June 30, 2003
	Current	Non-current	Current	Non-current
Seller financing	6,684	—	6,625	—
Dividends payable	1,521	1,131	1,521	1,182
Intercompany	2,660	1	3,283	1
Guarantee deposits	592	1,219	726	977
Provision for discounts	9	—	9	—
Provision for lawsuits and contingencies	1,184	4,707	1,170	4,682
Directors´ fees	4,762	—	7,840	—
Rebilled condominium expenses	158	—	444	—
Directors´ deposits	—	8	—	8
Accrual	—	—	—	—
Fund administration	491		491	—
Operation pending settlement	35		16	—
Collections on behalf of third parties	5	—	5	—
Pending settlements for sales of plots	265	—	113	—
Profits not yet realized	212	849	212	902
Donations payable	4,569	—	4,827	—
Present value – other liabilities	—	(100)	—	(433)
Other	2,158	12	1,454	12

	25,305	7,827	28,736	7,331

NOTE 13:	RESULTS FROM OPERATIONS AND HOLDINGS OF REAL ESTATE ASSETS

The breakdown for this item is as follows:

	September 30, 2003	September 30, 2002
Results from transactions related to shares of real estate companies	—	(781)
Results from holding of real estate assets	—	—

(1)	—	(781)

(1)	This item includes losses from the quotation of shares in real estate companies, premiums on issuance of shares earned and losses from the impairment of real estate assets.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the unaudited consolidated financial statements (Contd.)

NOTE 14:	FINANCIAL RESULTS, NET

The breakdown for this item is as follows:

	September 30, 2003	September 30, 2002
Financial results generated by assets:
Interest income	1,315	7,222
Interest on discount by assets	(21)	—
Gain on financial operations	9,967	9,296
Exchange gain loss	4,792	(14,935)
Loss on exposure to inflation	—	(37,135)

Total	16,053	(35,552)

Financial results generated by liabilities:
Interest on discount by liabilities	32	—
Exchange (loss) / gain	(18,895)	81,189
Gain on exposure to inflation	—	35,337
Financial expenses	(16,557)	2,287

Total	(35,420)	118,813

Total Financial results, net	(19,367)	83,261

NOTE 15:	OTHER INCOME, NET

The breakdown for this item is as follows:

	September 30, 2003	September 30, 2002
Other income:
Gain on early redemption of debt	—	10,569
Gain from the sale of fixed assets	—	15
Other	1,777	98

	1,777	10,682

Other expenses:
Unrecoverable VAT	(160)	(90)
Donations	(156)	(9)
Contingencies for lawsuits	(37)	(245)
Debit and credit tax	(180)	(407)
Other	(111)	(412)

	(644)	(1,163)

Other income, net	1,133	9,519

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the unaudited consolidated financial statements (Contd.)

NOTE 16:	RESTRICTED ASSETS

Puerto Retiro S.A.: extension of the bankruptcy

On April 18, 2000, Puerto Retiro S.A. was notified of a filing made by the National Government, through the Ministry of Defense, to extend the petition in bankruptcy of Inversora Dársena Norte S.A. (Indarsa) to Puerto Retiro S.A. Concurrently with the complaint, at the request of plaintiff, the bankruptcy court granted an order restraining the ability of Puerto Retiro to sell or dispose in any manner the real estate property purchased from Tandanor S.A. (“Tandanor”).

Indarsa had purchased 90% of the capital stock of Tandanor, a formerly state owned company privatized in 1991, engaged in the shipyard industry.

In June 1993, Tandanor sold the plot of land near Puerto Madero denominated “Planta 1” to Puerto Retiro S.A.

Indarsa did not comply with the payment of the outstanding price for the purchase of the stock of Tandanor, and therefore the Ministry of Defense requested the bankruptcy of Indarsa. Since the only asset of Indarsa were the shareholdings in Tandanor, the Ministry of Defense is pursuing to extend the bankruptcy to other companies or individuals which, according to its view, acted as an economic group, and therefore, requested the extension of the bankruptcy to Puerto Retiro which acquired Planta 1 from Tandanor. The lawsuit is at its first stages. Puerto Retiro S.A. answered the claim and appealed the preventive measures ordered. This appeal was overruled on December 14, 2000.

Puerto Retiro S.A. believes, pursuant to the advice of its legal advisors, that the plaintiff’s claim shall be rejected by the courts.

Hoteles Argentinos S.A.: mortgage loan

The Extraordinary Shareholders’ Meeting of Hoteles Argentinos S.A. held on January 5, 2001, approved taking a long-term mortgage loan from Bank Boston N.A. for a total of US$ 12,000,000 to be used to refinance existing debts. The term of the loan was agreed at 60 months payable in 19 equal and quarterly installments of US$ 300,000 and one final payment of US$ 6,300,000. The agreement was signed on January 26, 2001.

Interest is paid quarterly in arrears at an annual interest rate equivalent to LIBOR for year loans plus the applicable mark-up per the contract, which consists in a variable interest rate applicable in the year ended on September 30, 2003 it ranged between 6.0713% and 6.5875%.

The guarantee granted was a senior mortgage on a Company property, which houses the Hotel Sheraton Libertador Buenos Aires.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the unaudited consolidated financial statements (Contd.)

NOTE 16:	(Continued)

At the date of issue of these unaudited financial statements, as a result of the current economic situation, the lack of credit and the crisis of the Argentine financial system, principal installments of US$ 300 thousand falling due on January 26, April 29, July 29, October 26, 2002, January 29, April 29, July 29, and October 26, 2003 respectively and the interest installment amounting to US$ 1,015 thousand falling due on July 29, October 26, 2002, January 29, April 29, July 29, and October 29, 2003 were not paid. Although Hoteles Argentinos’ Management is renegotiating the debt with its creditors, as failure to pay the installments when due entitles the bank to require acceleration of principal and interest maturities, the loan has been classified and is shown under current financial loans in these unaudited financial statements.

Buenos Aires Trade & Finance Center S.A..

On October 18, 1999, the Company set up a first mortgage in favor of Corporación Antiguo Puerto Madero Sociedad Anónima as collateral for the balance of the price of US$ 6,428,943 (principal and interest) for the acquisition of the Plot of Land 1 of Block 5 M of Dock 3 of Puerto Madero, in the City of Buenos Aires, which will fall due on December 9, 2002. At June 30, 2003 the full amount of the debt was settled (principal, VAT and interest) and repaid this mortgages.

Alto Palermo S.A.- Restricted assets.

a)	As of September 30, 2003, Shopping Neuquén S.A. includes Ps. 41,791 thousand in financial loans, corresponding to a mortgage set up on acquired land for Ps. 3,314 thousand.

b)	On January 18, 2001, Shopping Alto Palermo S.A. issued negotiable obligations secured by all the shares representing its corporate capital transferred in trust in favor of their holders.

c)	On December 19, 2001 a “Guarantee Trust” agreement was entered into by and between Tarshop S.A., as Trustor, and HSBC Participaciones (Argentina) S.A., as Trustee, to secure compliance by Tarshop S.A with its obligations with the beneficiary, HSBC Bank Argentina S.A.. Those obligations include a loan for Ps. 1,5 million requested by Tarshop S.A. on November 9, 2000. The funds in trust include credits in favor of Tarshop S.A. from coupons issued for charges to be made to certain Tarjeta Shopping users, which Tarshop S.A. issues.

d)	At September 30, 2003, the Company holds funds under other current receivables amounting to Ps. 107,922 attached by the National Labor Court of First Instance No. 40 in relation to the case “Del Valle Soria, Delicia against New Shopping S.A.” claiming unfair dismissal.

e)	At September 30, 2003, there was Ps. 14,257 in the non-current investments caption corresponding to pledged shares of Emprendimiento Recoleta S.A..

f)	At September 30, 2003 there is a balance of US$ 50 million in the caption other non-current receivables and prepaid expenses corresponding to funds guaranteeing derivative instruments transactions.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the unaudited consolidated financial statements (Contd.)

NOTE 17:	TARSHOP CREDIT CARD RECEIVABLE SECURITIZACION

Alto Palermo S.A. has ongoing revolving period securitization programs through which Tarshop, a majority-owned subsidiary of APSA, transfers a portion of its customer credit card receivable balances to a master trust (the “Trust”) that issues certificates to public and private investors.

To the extent the certificates are sold to third parties, the receivables transferred qualify as sales for financial statement purposes and are removed from the APSA balance sheet. The remaining receivables in the Trust which have not been sold to third parties are reflected on the APSA balance sheet as a retained interest in transferred credit card receivables. Under these programs, APSA acts as the servicer on the accounts and receives a fee for its services.

Under the securitization programs, the Trust may issue two types of certificates representing undivided interests in the Trust - Títulos de Deuda Fiduciaria (“TDF”) and Certificados de Participación (“CP”), which represent debt, and equity certificates, respectively. Interest and principal services are paid periodically to the TDF holders throughout the life of the security. CPs are subordinated securities which entitle the CP holders to share pro rata in the cash flows of the securitized credit card receivables, after principal and interest on the TDFs and other fees and expenses have been paid. During the revolving period no payments are made to TDF and CP holders. Principal collections of the underlying financial assets are used by the Trust to acquire additional credit card receivables throughout the revolving period. Once the revolving period ends, a period of liquidation occurs during which: (i) no further assets are purchased and (ii) all cash collections are used to fulfill the TDF service requirements and (iii) the remaining proceeds are used to fulfill the CPs service requirements.

Alto Palermo S.A. entered into two-years revolving-period securitization programs, through which Tarshop sold an aggregate amount of Ps. 83.1 million of its customer credit card receivable. Under the securitization programs, the Trusts issued Ps. 12.4 million nominal value subordinated CPs, Ps. 23.8 million 12% fixed-rate interest TDFs and Ps. 20.0 million 18% fixed-rate interest TDFs, and Ps. 6.9 million variable rate interest TDFs. Tarshop acquired all the CPs at an amount equal to their nominal value while the TDFs were sold to other investors through a public offering in Argentina. As a credit protection for investors, Tarshop has established cash reserves for losses amounting to Ps. 0.2 million.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the unaudited consolidated financial statements (Contd.)

NOTE 18:	REDUCTION OF CAPITAL STOCK OF IRSA INTERNATIONAL LIMITED AND RITELCO S.A.

On December 22, 2000, the shareholders of IRSA International Limited decided to redeem shares and retained earnings in that company for US$ 59,260 thousand. On the same date, the shareholders of Ritelco S.A. decided to redeem shares for US$ 58,727 thousand. These reductions are pending of approval from the respective control authorities.

On March 7, 2001, the shareholders of IRSA International Limited decided to redeem shares for US$ 4,370 thousand. On the same date, the shareholders of Ritelco S.A. decided to redeem shares for US$ 4,560 thousand. Both decisions are pending of approval from the respective control authorities.

During the period ended September 30, 2001, the shareholders of IRSA International Limited decided to redeem shares and retained earnings for US$ 12,464 thousand. The decision is pending of approval from the respective control authorities.

On June 30, 2002 the shareholders of IRSA International Limited approved the liquidation of the Company, which is pending approval by the control authorities. On that date, the shareholders of Ritelco S.A. decided to make a reduction in capital stock and unappropriated retained earnings amounting to US$ 46,879 thousand. That reduction has not yet been submitted to the approval of the corresponding control authorities.

NOTE 19:	IRSA INTERNATIONAL LIMITED INVESTMENT´S IN IRSA TELECOMUNICACIONES N.V.

In the fourth quarter of the year ended June 30, 2000, the Company had invested US$ 3.0 million, in the form of irrevocable capital contributions, into two unrelated companies, namely, Red Alternativa S.A., a provider of satellite capacity to Internet service providers, and Alternativa Gratis S.A., an Internet service provider (referred to herein as the “Companies”). At that date, the Companies were development stage companies with no significant operations.

Between July 2000 and August 2000, the Company, together with Dolphin Fund Plc, increased their respective investments in the above mentioned Companies, in exchange for shares of common stock. In a series of transactions, which occurred between August 2000 and December 2000, (i) the Company formed IRSA Telecomunicaciones N.V. (“ITNV”), a holding company organized under the laws of the Netherlands Antilles, for the purposes of completing a reorganization of the Companies (the “Reorganization”) and (ii) the Company, Dolphin Fund Plc and the previous majority shareholder of the Companies contributed their respective ownership interests in the Companies into ITNV in exchange for shares of common stock of ITNV.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the unaudited consolidated financial statements (Contd.)

NOTE 19:	(Continued)

In September and December 2000, the Company had made additional contributions to ITNV for US$ 3 million, generating an increase in its participation in the capital stock at that date of 62%.

As a result of the Reorganization, the Companies are now wholly owned subsidiaries of ITNV. Following the Reorganization, the Company held a 49.36% interest in ITNV.

On December 27, 2000, the shareholders of ITNV entered into an agreement with Quantum Industrial Partners LDC (“QIP”) and SFM Domestic Investment LLC (“SFM” and together with QIP referred to herein as the “Investors”) (the “Shareholders Agreement”), under which the Investors contributed US$ 4.0 million in cash in exchange for 1,751,453 shares of Series A mandatorily redeemable convertible preferred stock and an option to purchase 2,627,179 additional shares of mandatorily redeemable convertible preferred stock. Pursuant to the terms of the Shareholders Agreement, options were granted for a period up to five years and at an exercise price equal to the quotient of US$ 6.0 million by 2,627,179 preferred shares. On or after December 27, 2005, ITNV might be required, at the written request of holders of the then outstanding Series A preferred stock to redeem such holders’ outstanding shares of series A preferred stock for cash at the greater of (i) 200% of the original issue price multiplied by the number of preferred stock to be redeemed, and (ii) the fair market value of the common shares each holder of Series A preferred stock would have been entitled to receive if such holder had converted the number of Series A preferred stock to be redeemed into common stock at the redemption date; plus in the case of (i) and (ii), any accrued or declared but unpaid dividends.

NOTE 20:	MORTGAGE RECEIVABLE SECURITIZATION

The Board of Directors of IRSA, in the meeting held on November 2, 2001, authorized the setting up of a financial trust for the securitization of Company receivables. The trust program for issuing participation certificates, under the terms of Law No. 24.441, was approved by the National Securities Commission by means of Resolution No. 13.040, dated October 14, 1999, as regards the program and in particular as regards the Trust called IRSA I following a decision of the Board of Directors dated December 14, 2001.

On December 17, 2001, IRSA, Inversora Bolívar S.A. and Baldovinos S.A., parties of the first part (hereinafter the “Trustors”) and Banco Sudameris Argentina S.A., party of the second part (hereinafter the “Trustee”), have agreed to set up the IRSA I Financial Trust under the Global Program for the Issuance of FIDENS Trust Values, pursuant to the contract entered into on November 2, 2001.

Under the above program, the trustors have sold their personal and real estate credits, secured with mortgages or arising from bills of sale with the possession of the related properties, for the total amount US$ 26,585,774 to the Trustee, in

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the unaudited consolidated financial statements (Contd.)

NOTE 20:	(Continued)

exchange for cash and the issuance by the Trustee of Participation Certificates for the same nominal value and in accordance with the following classes:

•	Class A Participation Certificates (“CPA”): Nominal value of US$ 13,300,000, with a 15% fixed annual nominal yield, with monthly Service payments due on the 15th of each month or on the immediately following working day. These certificates grant the right to collect the following Services: (a) a fixed yield calculated on the Class’ principal balance, with monthly capitalization, payable monthly as from the total settlement of the CPAs, and (b) an amortization.

•	Class B Participation Certificates (“CPB”): Nominal value of US$ 1,000,000, with a 15.50% fixed annual, nominal yield, with monthly Service payments due on the 15th of each month or on the immediately following working day. These certificates grant the right to collect the following Services: (a) a fixed yield calculated on the Class’ principal balance, with monthly capitalization, payable monthly as from the total settlement of the CPAs, and (b) an amortization equivalent to the sums paid as from the Last Service Payment Date on which the total settlement of the CPA Certificates may have taken place, net of their fixed yield.

•	Class C Participation Certificates (“CPC”): Nominal value of US$ 1,600,000, with a 16% fixed annual nominal yield, with monthly Service payments due on the 15th of each month or on the immediately following working day. These certificates grant the right to collect the following Services: (a) a fixed yield calculated on the Class’ principal balance, with monthly capitalization, payable monthly as from the total settlement of the CPBs, and (b) an amortization equivalent to the sums paid as from the Last Service Payment Date on which the total settlement of the CPBs may have taken place, net of their fixed yield. The fixed yield will accrue as from the Cut-Off Date and will be capitalized on a monthly basis.

•	Class D Participation Certificates (“CPD”): Nominal Value of US$ 10,685,774. These grant the right to collect monthly the sums arising from the Cash Flow, net of the contributions made to the Expense Fund, once the remaining classes have been fully settled.

The period for placing the Participation Certificates was from December 27, 2001 to January 15, 2002.

Pursuant to Decree No. 214/02, assets and debts in U.S. dollars or other foreign currencies in the Argentine financial system as of January 6, 2002, were converted to pesos at the rate of exchange of Ps. 1 per US$ 1 or its equivalent in another currency and was adjusted by a reference stabilization index (CER) / coefficient of salary fluctuation (CVS).

On July 21, 2003 an amendment was signed to the trust contract by which a system of proportional adjustment to the Participation Certificates was established to recognize the CER and CVS (coefficient of salary fluctuation), and also to modify the face of the Participation Certificates Class D, with the new face value being Ps. 13,321,280.

At September 30, 2003, the Exchangeable Class C and D Participation Certificates amounted to thousand Ps. 7,253 in IRSA, thousand Ps. 1,157 in Inversora Bolívar S.A., and thousand Ps. 297 in Baldovinos S.A. Class A and B Certificates are totally amortized at the closing of the period.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the unaudited consolidated financial statements (Contd.)

NOTE 21:	CAPITAL REDUCTION IN PALERMO INVEST S.A. AND INVERSORA BOLIVAR S.A.

On November 9, 2001, IRSA Inversiones y Representaciones S.A. (“the Company”) and GSEM/AP Holdings L.P. (“GSEM”) entered into a first amendment to the Shareholders’ Agreement entered into on February 25, 1998, which was followed by a second amendment dated November 27, which established, among other issues, the following:

a)	The capital reduction of Palermo Invest S.A. by thousand Ps. 37,169.

b)	The unanimous approval of Palermo Invest S.A.’s shareholders of a cash dividend for a total amount in pesos equivalent to thousand US$ 19,702, provided this amount does not exceed, on the payment dates, the amount legally distributable. As stated in Decree No. 214/02, the dollar rate of exchange mentioned above has been left without effect.

c)	The assignment by the Company in favor of GSEM of rights proportional to the dividends mentioned in b) (called “IRSA Dividend Right”), in such a way that GSEM will have the right to collect all the dividends that may be approved (called “GSEM Dividend Right”), with the scope defined in point g).

d)	The Company’s obligation to pay a total amount of thousand US$ 13,135 to GSEM (called “GSEM Credit”), to be settled in two equal installments for a total amount of US$ 6,567 each, plus interest accrued at the time of payment, the first installment falling due on January 31, 2002 and the second on April 30, 2002.

e)	The entering into a Share Trust Agreement pursuant to which the Company has assigned in trust, under the terms of Law No. 24,441, in favor of the Trustee (ABN AMRO BANK N.V.), all the shares it owns in Palermo Invest S.A.. Under no circumstances, may the Trustee transfer, pledge or otherwise assign IRSA’s shares either wholly or partially to any Person, and it must at all times exercise the voting rights granted by the shares as indicated by IRSA. Under the trust provisions, GSEM is not empowered, at any time, to request the trustee to extinguish the right to redeem IRSA’s shares. Upon the Company’s total fulfillment of its obligations to GSEM, the trustee must return the shares to IRSA under the terms and conditions of the trust agreed with the Trustee.

f)	GSEM is empowered to collect all the distributions that Palermo Invest S.A. may resolve, provided the Company has not settled all the obligations generated in favor of GSEM, as provided in point d) above.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the unaudited consolidated financial statements (Contd.)

NOTE 21:	(Continued)

g)	Finally, the Company and GSEM/AP Holdings L.P. acknowledge that: i) all the amounts received in cash by GSEM from Palermo Invest S.A. on account of IRSA Dividend Right, must be considered as a reduction in the amount owed by IRSA under the GSEM Credit, and ii) all the amounts received in cash by GSEM on account of the GSEM Credit will oblige GSEM to return to IRSA the equivalent portion of IRSA Dividend Right, but if IRSA pays the total amount plus all accrued interest and reasonable costs to GSEM, IRSA may then recover its rights regarding the IRSA Dividend Right.

At 30 June 2003, the Company has settled all the installments referred to in item d) amounting to a total of Ps. 39,208 thousand, recording a profit of Ps. 25,962 thousand as a result of a remission by GSEM. Along these lines, at the date of issue of these unaudited financial statements, the aspects referred to in items c), e), f) and g) are null and void.

NOTE 22:	DERIVATIVE INSTRUMENTS

The Company uses certain financial instruments to reduce its global financing costs. The Company does not engage in negotiation or speculative transactions involving these financial instruments. Furthermore, the Company has not used the financial instruments to hedge future operations or commitments

- Interest rate swaps

Interest rate swaps are used to hedge interest rate exposure. Liabilities generated by the interest rate swap have been valued at estimated settlement cost.

Differences generated by application of the mentioned criteria to assets and liabilities under swaps for derivatives were recognized in the results for the year.

In order to minimize its financing costs and manage interest rate exposure, APSA entered into an interest rate swap agreement to effectively convert a portion of its peso-denominated fixed- rate debt to peso-denominated floating rate debt.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the unaudited consolidated financial statements (Contd.)

NOTE 22:	(Continued)

At March 31, 2001 the Company had an interest rate swap agreement outstanding with an aggregate notional amount of Ps. 85.0 million with maturities through March 2005. This swap agreement initially allowed the Company to reduce the net cost of its debt. However, subsequent to June 30, 2001, the Company modified the swap agreement due to an increase in interest rates as a result of the economic situation. Under the terms of the revised agreement, the Company converted its peso-denominated fixed rate debt to U.S. dollar-denominated floating rate debt for a notional amount of US$ 69.1 million with maturities through March 2005, which as of September 30, 2003 has a fair value of US$ 45.74 million. Any difference payable or receivable it accrued an recorded as an adjustment to disbursements for interest in the Statement of Results. During the periods ended September 30, 2003 and 2002, APSA recognized a gain of Ps. 4.2 million and of Ps. 1.59 million, respectively.

The inherent risk to Alto Palermo S.A. from the swap agreement is limited to the cost of replacing that contract at current market rates. Alto Palermo S.A. considers that such cost would increase in the event of a continuing devaluation of the peso.

Futures – Silver December 2003 – New York Market

Metal	Number of ounces	Average Purchasing Price US$	Quotation at 09-30-2003 US$
Silver	1,000,000	5.0177	5.1420

The results generated at September 30, 2003 corresponding to the silver futures transaction amount to $ 349,905 equivalent to US$ 124,300 and are recorded in the line “Financial results generated by assets” in the Statement of Results.

Futures – Gold December 2003 – New York Market

Metal	Number of ounces	Average Purchasing Price US$	Quotation at 09-30-2003 US$
Gold	14,000	364.29	386.10

The results generated at September 30, 2003 corresponding to the gold futures transaction amount to Ps. 859,532 equivalent to US$ 305,340 and are recorded in the line “Financial results generated by liabilities” in the Statement of Results.

In guarantee of both futures transactions, the Company deposited US$ 575,000 in the account of the Stock Broker.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the unaudited consolidated financial statements (Contd.)

NOTE 22:	(Continued)

- Future metals purchasing option contracts:

At September 30, 2003, the Company had negotiated purchase options contract for silver at December 2003 expiring in November 2003 for 1,000,000 ounces at US$ 6 each, with a premium of US$ 90,000.

The results generated at September 30, 2003 corresponding to the silver future purchase options transaction amount to Ps. 129,490 equivalent to US$ 46,000 and are recorded in the line “Financial results generated by assets” in the Statement of Results.

NOTE 23:	ALTO PALERMO - ISSUANCE OF NEGOTIABLE OBLIGATIONS CONVERTIBLE FOR SHARES

On July 19, 2002, Alto Palermo S.A. issued Series I of Negotiable Obligations convertible for ordinary, book-entry shares, par value of Ps. 0.10 each, for up to US$ 50,000,000.

After the end of the period granted to exercise the accretion right, the Negotiable Obligations convertible for Shares for US$ 50,000,000 were fully subscribed and paid-up.

This issuance was resolved at the Ordinary and Extraordinary Meeting of Shareholders held on December 4, 2001, approved by the National Securities Commission Resolution No. 14.196 dated March 15, 2002 and authorized to list for trading on the Buenos Aires Stock Exchange on July 8, 2002.

The main issue terms and conditions of the convertible Negotiable Obligations are as follows:

–	Issue currency: US dollars.

–	Due date: July 19, 2006.

–	Interest: at a fixed nominal rate of 10% per annum. Interest is payable semi-annually.

–	Payment currency: US dollars or its equivalent in pesos.

–	Conversion right: the negotiable obligations shall be convertible for ordinary book-entry shares with a par value of 0.10 each and at a price of US$ 0.0324 per share, at the option of each holder.

–	Right to collect dividends: the shares underlying the conversion of the negotiable obligations will be entitled to the same right to collect any dividends to be declared after the conversion as the shares outstanding at the time of the conversion.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the unaudited consolidated financial statements (Contd.)

NOTE 23:	(Continued)

The Convertible Negotiable Obligations were paid in cash or by using liabilities due from APSA on the subscription date.

The Company applied the funds obtains from the offering of securities to payment of expenses and fees relating to issuing and placement of convertible negotiable obligations, payment of liabilities with shareholders and repurchase of negotiables obligations Class A-2 and B-2 (the latter belong to its subsidiary Shopping Alto Palermo S.A., thus fulfilling the plan for allocation of funds duly presented to the National Securities Commission.

The total amount of Convertible Negotiable Obligations at September 30, 2003 was US$ 49,808,516.

NOTE 24:	ALTO PALERMO - COMMITMENT TO MAKE CONTRIBUTIONS AND OPTIONS GRANTED TO ACQUIRE SHARES IN RELATED COMPANIES

Alto Palermo S.A. and Telefónica de Argentina S.A. have undertaken to make capital contributions in E-Commerce Latina S.A. for Ps. 10 million, payable during April 2001, according to their respective shareholdings, and, if approved by the Board of Directors of E-Commerce Latina S.A., to make an optional capital contribution for up Ps. 12 million for the development of new lines of business. Telefónica de Argentina S.A. would contribute 75% of that amount.

On April 30, 2001, Alto Palermo S.A. and Telefónica de Argentina S.A. made a contribution of Ps. 10 million, according to their respective shareholdings.

In addition, E-Commerce Latina S.A. has granted an irrevocable option to acquire Class B shares representing 15% of the corporate capital of Altocity.com S.A. in favor of Consultores Internet Managers Ltd., a company organized in the Cayman Islands, in order to act as representative of the Management of Altocity.com S.A. and represented by an independent lawyer. That option may be exercised during a term of 8 years as from February 26, 2000, at a price equivalent to current and future contributions to be made in Altocity.com S.A., plus interest to be accrued at a rate of 14% and to be capitalized annually.

NOTE 25:	EARNINGS PER SHARE

Below is a reconciliation between the weighted average of ordinary outstanding shares and the weighted average of diluted ordinary shares. The latter has been determined considering the possibility of holders of Negotiable Obligations convertible into Ordinary Shares of the Company for a nominal value of up to US$ 100,000,000, mentioned in Note 12 to the basic financial statements, exercising their right to convert the bonds held by them into shares.

Weighted average outstanding shares total 212,181.

Conversion of securities into debt.

Weighted average diluted ordinary shares total 574,956.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the unaudited consolidated financial statements (Contd.)

NOTE 25:	(Continued)

Below is a reconciliation between net loss / Income used for calculation of the basic for calculation of the basic and diluted earnings per share.

	30.09.03	30.09.02
Result for calculation of basic earnings per share	(15,166)	57,961
Exchange difference	11,485	—
Interest	6,076	—
Income tax

Result for calculation of diluted earnings per share	2,395	57,961

Net basic earnings per share	(0.071)	0.279
Net diluted earnings per share	0.004	0.279

Name of the Company:	IRSA Inversiones y Representaciones S.A.

Corporate domicile:	Bolívar 108 1º Floor - Buenos Aires

Principal activity:	Real estate investment and development
Unaudited Financial Statements at September 30, 2003 compared with the previous year Stated in thousand of pesos Fiscal year No. 61 beginning July 1º, 2003
DATE OF REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE

Of the By-laws:	June 25, 1943

Of last amendment:	July 2, 1999

Registration number with the Superintendence of Corporations:	4,337

Duration of the Company:	Until April 5, 2043

Information related to subsidiary companies is shown in Schedule C.

CAPITAL COMPOSITION (Note 10)

		In thousands of pesos
Type of stock	Authorized for Public Offer of Shares	Subscribed	Paid up
Common stock,1 vote each	212,210,871	212,212	212,212

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Balance Sheets as of September 30 and June 30, 2003

In thousand of pesos (Note 1)

	September 30, 2003	June 30, 2003
ASSETS
CURRENT ASSETS
Cash and banks (Schedule G)	41,101	54,569
Investments (Schedules C, D and G)	66,948	79,569
Mortgages and leases receivables (Note 2)	3,030	2,889
Other receivables (Note 3 and Schedule G)	22,435	20,035
Inventories (Note 4)	6,710	8,172

Total Current Assets	140,224	165,234

NON-CURRENT ASSETS
Mortgages receivables (Note 2)	240	256
Other receivables (Note 3)	89,379	87,443
Inventories (Note 4)	3,447	3,382
Investments, net (Schedules C, D and G)	888,280	883,664
Fixed assets, net (Schedule A)	182,304	185,854
Intangible assets, net (Schedule B)	—	—

Total Non-Current Assets	1,163,650	1,160,599

Total Assets	1,303,874	1,325,833

LIABILITIES
CURRENT LIABILITIES
Trade accounts payable	2,872	2,323
Mortgages payable	2,186	2,100
Customer advances	716	899
Short - term debt (Note 5 and Schedule G)	16,457	38,581
Salaries and social security charges	444	559
Taxes payable (Schedule G)	3,164	3,011
Other liabilities (Note 6)	6,680	10,495

Total Current Liabilities	32,519	57,968

NON-CURRENT LIABILITIES
Long - term debt (Note 5)	474,867	457,838
Customer advances	—	18
Taxes payable	1,219	74
Other liabilities (Note 6)	949	749

Total Non-Current Liabilities	477,035	458,679

Total Liabilities	509,554	516,647

SHAREHOLDERS ‘EQUITY (As per relevant statement)	794,320	809,186

Total Liabilities and Shareholders’ Equity	1,303,874	1,325,833

The accompanying notes and schedules are an integral part of these unaudited financial statements.

Eduardo Sergio Elzstain

President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Statements of Results

For the three – month periods beginning on

July 1, 2003 and 2002

and ended September 30, 2003 and 2002

In thousand of pesos (Note 1)

	September 30, 2003	September 30, 2002
Mortgages, leases and services	8,018	13,299
Cost of sales, leases and services (Schedule F)	(5,825)	(12,667)

Gross Income	2,193	632
Selling expenses (Schedule H)	(547)	(570)
Administrative expenses (Schedule H)	(1,715)	(2,076)

Subtotal	(2,262)	(2,646)

Loss from operations and holding of real estate assets	—	(781)

Operating loss	(69)	(2,795)

Financial results generated by assets (Note 7)	14,339	(14,541)
Financial results generated by liabilities (Note 7)	(29,424)	63,056

Subtotal Financial results, net (Note 7)	(15,085)	48,515
Equity in earnings of controlled and affiliated companies (Note 9 c.)	1,907	13,274
Other expenses, net (Note 8)	(498)	(439)

(Loss) Income before taxes	(13,745)	58,555
Income tax and asset tax (Note 1.6 m, n y 13)	(1,421)	(594)

(Loss) Income for the period	(15,166)	57,961

The accompanying notes and schedules are an integral part of these unaudited financial statements.

Eduardo Sergio Elzstain

President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Statements of Changes in Shareholders’ Equity

For the three – month periods beginning on

July 1, 2003 and 2002

and ended September 30, 2003 and 2002

In thousand of pesos (Note 1)

	Shareholders’ contributions						Reserved Earnings
Items	Common Stock	Treasury stock	Inflation adjustment of common stock	Inflation adjustment of treasury stock	Additional paid-in- capital	Total	Legal reserve	Retained deficit	Total as of September 30, 2003	Total as of September 30, 2002
Balances as of beginning of year	212,013	—	274,387	—	569,489	1,055,889	19,447	(266,150)	809,186	522,720
Capital Increase (1)	199	—	—	—	101	300	—	—	300	—
Income - (Loss) for the period	—	—	—	—	—	—	—	(15,166)	(15,166)	57,961

Balances as of September 30, 2003	212,212	—	274,387	—	569,590	1,056,189	19,447	(281,316)	794,320	—

Balances as of September 30, 2002	207,412	4,588	268,524	5,863	569,481	1,055,868	19,447	(494,634)	—	580,681

(1)	Approved by minute of Board of Directors’ meeting No. 1447 dated 08/22/2003

The accompanying notes and schedules are an integral part of these unaudited financial statements

Eduardo Sergio Elsztain

President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Statements of Cash Flows (1)

For the three – month periods beginning on

July 1, 2003 and 2002

and ended September 30, 2003 and 2002

In thousand of pesos (Note 1)

	September 30, 2003	September 30, 2002
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents as of beginning of year	120,292	5,035
Net (decrease) increase in cash and cash equivalents	(26,491)	4,307

Cash and cash equivalents as of end of period	93,801	9,342

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
CASH FLOWS FROM OPERATING ACITIVITES:
- (Loss) Income for the period	(15,166)	57,961
- Adjustments to reconcile net (loss) income to cash flow from operating activities:
• Equity in earnings of controlled and affiliated companies	(1,606)	(13,368)
• Loss - (Gain) from operations and holding of real estate assets	—	781
• Allowances and provisions	12	123
• Amortization and depreciation	1,333	1,089
• Financial results	11,351	(59,068)
• Income tax	1,421	594
- Changes in assets and liabilities:
• Decrease (Increase) in current investments	3,858	(1,563)
• Increase in non-current investments	—	(17,448)
• Decrease in mortgages and leases receivables	243	3,963
• (Increase) Decrease in other receivables	(1,912)	23,551
• Decrease in inventory	4,003	10,007
• Decrease in intangible assets	—	7
• Increase in taxes payable, salaries and social security and customer advances	1,033	1,207
• (Increase) Decrease in accounts payable	549	(1,880)
• Increase in accrued interest	7,826	10,796
• (Decrease) Increase in other liabilities	(4,923)	2,365

Net cash provided by operating activities	8,022	19,117

CASH FLOWS FROM INVESTING ACTIVITIES:
• Decrease from equity interest in subsidiary companies and equity investees	147	3,913
• Increase from equity interest in subsidiary companies and equity investees	(2,687)	(16,352)
• Loans granted to related parties	(1,460)	—
• Purchase and improvements of fixed assets	(49)	(3,725)

Net cash provided by investing activities	(4,049)	(16,164)

CASH FLOWS FROM FINANCING ACTIVITIES:
• Intercompany loans	—	4,263
• Payment of loans	(30,464)	(2,784)
• Increase in intangible assets	—	(125)

Net cash provided by financing activities	(30,464)	1,354

Net (decrease) increase in cash and cash equivalents	(26,491)	4,307

(1)	Includes cash, banks and investments with a realization term not exceeding three months.

The accompanying notes and schedules are an integral part of these unaudited financial statements.

Eduardo Sergio Elzstain

President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Statements of Cash Flows (Continued)

For the three month periods beginning on

July 1, 2003 and 2002

and ended September 30, 2003 and 2002

In thousand of pesos (Note 1)

	September 30, 2003	September 30, 2002
Supplemental cash flow information
Non-cash activities:

• Increase in inventory through a decrease in fixed assets	2,606	3,570
• Increase in fixed assets through a decrease in inventory	—	153
• Increase in other receivables through a decrease in mortgages receivables
• Decrease in short and long term debt through an increase in other payable	1,326
• Decrease in other payable through a decrease in other receivables	2,220
• Increase in fixed assets through an increase in mortgages payable	—	953
• Increase in non-current investments through a decrease in other receivables		83,503
• Increase in investment through an increase in other payables		946

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements

For the three – month periods beginning on

July 1, 2003 and 2002

and ended September 30, 2003 and 2002

In thousand of pesos

NOTE 1:	SIGNIFICANT ACCOUNTING POLICIES

Below are the most relevant accounting standards used by the Company to prepare these unaudited financial statements, which have been applied consistently with respect to the previous year, except as indicated in point 1.1. below, which provides a detail of the change of criteria and adjustments to prior years’ results.

1.1. Issuance of new technical pronouncements

The Professional Council in Economic Sciences of the Autonomous City of Buenos Aires approved Technical Pronouncements No. 16: “Conceptual framework for professional accounting standards”, No. 17: “Professional accounting standards: development of some general application issues”, No. 18 : “Professional accounting standards: development of some particular application issues”, No. 19: “Amendments to Technical Pronouncements Nos. 4, 5, 6, 8, 9, 11 and 14” and 20: “Derivatives and hedging transactions”, through Resolutions C 238/01, C 243/01, C 261/01, C 262/01 and C 187/02, respectively; establishing that those Technical Pronouncements and amendments to them will come into force for fiscal years commencing as from July 1, 2002, (except for TR 20, whose effective date tallies with the financial years commencing January 1, 2003).

The National Securities Commission has adopted the mentioned Technical Pronouncements, incorporating certain amendments, to be in effect as from years commenced on January 1, 2003.

The principal changes incorporated by the new Technical Pronouncements, which have had a material effect on the financial statements of the Company, are as follows:

•	Incorporation of strict guidelines for purposes of comparison against recoverable values.

•	Obligatory requirement regarding application of the deferred tax method for recognition of income tax.

•	Incorporation of new disclosure requirements, including information by segment, earnings per share and comparative information to be filed.

•	Adoption of an accounting model in which the intention of the Company prevails in defining the valuation criteria to be adopted. Furthermore, receivables and payables were recognized in general at their discounted values.

•	Determination of guidelines for recognition, measurement and disclosure of derivatives and hedge operations.

•	Research, development, trademarks, advertising, reorganization and other costs cannot be capitalized. Only organization and pre-operating costs that meet certain requirements can be capitalized.

•	Change of method for recognition of business combinations (acquisitions, pooling of interests, spin-offs and mergers).

•	Incorporation of guidelines to be followed to determine whether certain transactions (financial instruments issued by the Company, irrevocable contributions, preferred shares) must be classified under liabilities or shareholders’ equity.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 1: (Continued)

A detail of effect on results at September 30, 2002 from application of the new accounting standards is included in the following table:

Item	Effect on results at 30.09.02 (comparative) Ps.
Recording of adjustment and prior years’ results in subsidiaries and related companies under long-term investments (*)	9,230

Total	9,230

(*)	Related to the application of the deferred tax method (vs. current tax) and recognition of financial derivatives at estimated settlement cost.

1.2. Preparation and presentation of financial statements

These unaudited financial statements are stated in Argentine pesos and were prepared in accordance with disclosure and valuation criteria contained in the Technical Pronouncements issued by the Argentine Federation of Professional Councils in Economic Sciences, approved with certain amendments by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires, in accordance with the resolutions issued by the National Securities Commission.

The unaudited financial statements corresponding to the three-month periods ended September 30, 2003 and 2002 have not been audited. Company Management estimates that all the necessary adjustments have been made to reasonably present the results of each period.

The results for the three-month periods ended September 30, 2003 and 2002, do not necessarily reflect proportionately the Company’s results for the complete financial years.

1.3. Use of estimations

The preparation of the unaudited financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses for the period. Estimates are used when accounting for the depreciation, amortization, impairment of long-lived assets, income taxes and contingencies. Future actual results could differ from the estimates and assumptions prepared at the date of these unaudited financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 1: (Continued)

1.4. Recognition of the effects of inflation

The financial statements have been prepared in constant monetary units, reflecting the overall effects of inflation through August 31, 1995. As from that date, in accordance with professional accounting standards and the requirements of the control authorities, restatement of the financial statements has been discontinued until December 31, 2001. As from January 1, 2002, in accordance with professional accounting standards, recognition of the effects of inflation in these unaudited financial statements has been reestablished, considering that the accounting measurements restated due to changes in the purchasing power of the currency until August 31, 1995 as well as those arising between that date and December 31, 2001 are stated in currency of the latter date.

On March 25, 2003, the National Executive Branch issued Decree No. 664 establishing that the financial statements for years ending as from that date must be stated in nominal currency. Consequently, in accordance with Resolution No. 441 issued by the National Securities Commission, the Company discontinued the restatement of its financial statements as from March 1, 2003. This criterion is not in line with current professional accounting standards. At September 30, 2003, there is a divergence of Ps. 3,260 thousand that would reduce the loss for the period. From July to September 2003, an inflation of 1% was recorded.

The rate used for restatement of items in these unaudited financial statements is the domestic wholesale price index published by the National Institute of Statistics and Census.

The following concepts are included together in the Statement of Results as “Financial results generated by assets” and “Financial results generated by liabilities”:

a. The result of exposure to changes in the purchasing power of the currency.

b. Other holding gains and losses arising during the year.

c. Financial results.

1.5. Comparative information

According to the new Technical Pronouncements mentioned in Point 1.1, the Balance Sheet is disclosed in comparative format with the year ended June 30, 2003.

Certain amounts in the financial statements at September 30, 2002 for the period then ended were reclassified for disclosure on a comparative basis with those for the current period.

1.6. Valuation criteria

a.	Cash and banks

Cash on hand has been valued at face value.

b.	Foreign currency assets and liabilities

Foreign currency assets and liabilities were valued at period-end exchange rates.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 1: (Continued)

Operations denominated in foreign currency are converted into pesos at the rates of exchange in effect at the date of settlement of the operation. Operations in foreign currency are shown in the Statement of Results under Financial results, net.

In accordance with Decree 214/02, certain assets and liabilities denominated in US dollars or other foreign currencies existing at January 6, 2002 were converted into pesos at the parity of Ps. 1 per US$ 1 and adjusted through application of the reference stabilization index (CER).

c.	Short-term investments

Time deposits were valued at placement value plus financial results accrued based on the internal rate of return determined at that moment.

Short-term investments in debt securities, shares and investment trusts were valued at their net realization value.

Participation certificates class C in the IRSA I financial trust were valued at acquisition cost plus accrued interest.

d.	Trade receivables and accounts payable

Trade receivables and accounts payable were valued at the price applicable to spot operations at the time of the transaction plus interest and implicit financial components accrued at the internal rate of return determined at that moment.

e.	Financial receivables and payables

Financial receivables and payables were valued at the amount deposited and collected, respectively, net of operating costs, plus financial results accrued based on the rate estimated at that time.

At June 30, 2003 certain financial loans were valued at their discounted value, calculated at the rate accepted by the creditor to receive advance payment, as the Company settled the loan before maturity.

f.	Other receivables and payables

Sundry receivables and payables (Asset tax, corporations sect. 33 Law No. 19550, deposits in guarantee, accounts receivable in trust and customer advances) were valued based on the best estimate of the amount receivable and payable, respectively, discounted at the interest rate applicable to freely available savings accounts published by the Argentine Central Bank in effect at the time of incorporation to assets and liabilities, respectively. Deferred tax assets and liabilities have not been discounted.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 1: (Continued)

As established by the regulations of the National Securities Commission and as mentioned above, deferred tax assets and liabilities have not been discounted. This criterion is not in accordance with current accounting standards in effect in the Autonomous City of Buenos Aires, which require that those balances be discounted. The effect resulting from this difference has not had a material impact on the financial statements.

Liabilities in kind:

Obligation to deliver items held in inventories

The shares of Banco Hipotecario S.A. were recorded at the book value assigned to assets to be delivered plus additional costs necessary to place the assets at the disposal of the creditor.

Obligation to deliver assets to be manufactured

Units committed for delivery related to the property identified as “San Martín de Tours” were valued at the higher of the value of the sums received or the production cost of the assets to be delivered plus additional costs necessary to place the assets at the disposal of the creditor.

g.	Balances corresponding to financial transactions and sundry receivables and payables with related parties

Receivables and payables with related parties generated by financial transactions and other sundry transactions were valued in accordance with the terms agreed by the parties.

h.	Inventory

A property is classified as available for sale upon determination by the Board of Directors that the property is to be marketed for sale in the normal course of business over the next several years.

Residential, office and other non-retail properties completed or under construction are stated at cost, adjusted for inflation, as defined in Note 1.4., or estimated net realizable value, whichever is lower. Costs include land and land improvements, direct construction costs, construction overhead costs, interest on indebtedness and real estate taxes. Selling and advertising costs are deferred and charged to expense in the period in which the related revenue is earned, as determined under the percentage-of-completion method. Total contract costs are charged to expense in the period in which the related revenue is earned, as determined under the percentage-of-completion method. No interest costs were capitalized during the period ended at September 30, 2003 and the year ended at June 30, 2003.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 1: (Continued)

Properties held for sale are classified as current or non-current based on the estimated date of sale and the time at which the related receivable is expected to be collected by the Company.

At September 30, 2003, the Company had not set up an allowance for impairment of value of Inventories.

At the end of the previous fiscal year, as mentioned in Note 1.o., the Company set up allowances for impairment of certain inventories (identified as Avda. Madero 1020, Rivadavia 2768, Minetti D, Torres Jardín, Sarmiento 517 and parking lots in Dock 13).

The accounting value of inventories, net of allowances set up, does not exceed estimated recoverable value.

i.	Long -term investments

i.a. Investments in debt securities:

Investments in debt securities were valued based on the best estimate of the discounted amount receivable applying the corresponding rate of return estimated at the time of incorporation to assets, as the Company will hold them to maturity. The value thus obtained does not exceed the respective estimated recoverable value at the end of the period.

i.b. Investments in shares of subsidiaries and related companies:

The long-term investments in subsidiaries and related companies detailed in Schedule C, except for investments in Banco de Crédito y Securitización S.A. and in Banco Hipotecario S.A., which do not exceed 20% of the capital stock, were valued by the equity method of accounting based on the financial statements at September 30, 2003 issued by them.

The accounting standards used by the subsidiaries to prepare their financial statements are the same as those used by the Company.

The accounting standards used by the related companies to prepare their financial statements are those currently in effect.

This item also includes the lower or higher value paid for the purchase of shares in subsidiaries and related companies which exceeds or is below the market value of the assets acquired.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 1: (Continued)

The investments for less than 20% of the capital stock of corporations in which the Company does not exercise significant influence are generally recognized at market value, with the resulting income or losses being recorded in profit and loss accounts or at restated purchase cost if no market value exists.

•	Certificates of participation in IRSA I financial trust:

The certificates of participation in IRSA I financial trust have been valued at the cost resulting from apportioning the participation certificate holding to the trust assets in the case of class D.

•	Undeveloped parcels of lands

The Company acquires undeveloped land in order to provide an adequate and well-located supply for its residential and office building operations. The Company’s strategy for land acquisition and development is dictated by specific market conditions where the Company conducts its operations.

Land held for development and sale and improvements are stated at cost adjusted for inflation at the end of the period, as defined in Note 1.4., or estimated net realizable value, whichever is lower. Land and land improvements are transferred to inventories when construction commences.

At September 30, 2003, the Company had not set up an impairment of value of undeveloped parcels of lands.

As mentioned in Note 1.o., at June 30, 2003 the Company recognized an impairment in connection with certain parcels of undeveloped land (identified as Padilla 902, Pilar, Constitución 1111). Furthermore, at June 30, 2003 the allowance set up on Santa María del Plata amounting to Ps. 8,528 has been reversed.

The values thus obtained, net of the allowances recorded, do not exceed their respective estimated recoverable values at the end of period.

j.	Fixed assets

Fixed assets, net comprise primarily of rental properties and other property and equipment held for use by the Company.

Fixed assets value, net of allowances set up, does not exceed estimated recoverable value.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 1: (Continued)

j.	Fixed assets (Continued)

•	Rental properties

Rental properties are carried at cost, adjusted for inflation, as defined in Note 1.4., less accumulated depreciation. Costs incurred for the acquisition of the properties are capitalized. Accumulated depreciation is computed under the straight-line method over the estimated useful lives of the assets, which generally are estimated to be 50 years for buildings. Expenditures for ordinary maintenance and repairs are charged to results in the period incurred. Significant renovations and improvements, which improve or extend the useful life of the asset are capitalized and depreciated over its estimated remaining useful life. At the time depreciable assets are retired or otherwise disposed of, the cost and the accumulated depreciation of the assets are eliminated from the accounts and the resulting gain or loss is disclosed in the statement of results.

The Company capitalizes interest on long-term construction projects. No interest costs were capitalized during the period ended September 30, 2003 and the year ended June 30, 2003.

As mentioned in Note 1.o., at June 30, 2003, the Company recognized an impairment on certain rental property (identified as Avda. Madero 1020, Reconquista 823, Avda. Madero 942 and Sarmiento 517).|

•	Software obtained or developed for internal use

The Company capitalizes certain costs associated with the development of computer software for internal use. Costs capitalized during the period ended September 30, 2003 and the year ended June 30, 2003. were not material. These costs are being amortized on a straight-line basis over a period of 3 years.

•	Other properties and equipment

Other property and equipment properties are carried at cost, adjusted for inflation, as defined in Note 1.4., less accumulated depreciation. Accumulated depreciation is computed under the straight-line method over the estimated useful lives of the assets, as specified below:

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 1: (Continued)

•	Other properties and equipment (Continued)

Asset	Estimated useful life (years)
Leasehold improvements	On contract basis
Facilities	10
Machinery and equipment	10
Furniture and fixtures	5
Computer equipment	3

The cost of maintenance and repairs is charged to expense as incurred. The cost of significant renewals and improvements are added to the carrying amount of the respective assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts.

k.	Intangible assets

Intangible assets are carried at cost, adjusted for inflation at the end of the period as defined in Note 1.4., less accumulated amortization.

•	Deferred Financing Cost

Expenses incurred in connection with the issuance of debt and proceeds of loans have been deferred and are being amortized using the interest method over the life of the related issuances. In the case redemption of this notes, the related expenses are amortized using the proportional method.

Amortization has been recorded under financial results in the Statement of Results.

•	Selling and advertising expenses

Expenses incurred relating to the marketing of developing properties, including advertising, commissions and other expenses, are charged to expense in the period in which the related revenue is earned, as determined under the percentage-of-completion method.

l.	Customer advances

Customer advances represent payments received in advance in connection with the sale and rent of properties.

m.	Income tax

The Company has recognized the charge for income tax by the deferred tax liability method, recognizing timing differences between measurements of accounting and tax assets and liabilities (See Note 13).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 1: (Continued)

m.	Income tax (Continued)

To determine deferred assets and liabilities, the tax rate expected to be in effect at the time of reversal or use has been applied to timing differences identified and tax loss carryforwards, considering the legal regulations approved at the date of issue of these unaudited financial statements.

Since it is unlikely that future taxable income will fully absorb tax loss carryforwards, the Company has recorded an impairment on a portion of that credit.

n.	Asset Tax

The Company calculates Asset tax by applying the current 1% rate on computable assets at the end of the period. This tax complements income tax. The Company’s tax obligation in each year will coincide with the higher of the two taxes. However, if Asset tax exceeds income tax in a given year, that amount in excess will be computable as payment on account of income tax arising in any of the following ten years. At September 30, 2003, the Company estimated Asset tax recognizing under other receivables (current and non-current) the amount estimated to be offset as payment on account of income tax in future years in accordance with current regulations, and expensed the balance.

o.	Allowances and Provisions

Allowance for doubtful accounts: The Company provides for losses relating to mortgage, lease and other accounts receivable. The allowance for losses is recognized when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the terms of the agreements. The allowance is determined on a one-by-one basis considering the present value of expected future cash flow. While management uses the information available to make evaluations, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the evaluations. Management has considered all events and/or transactions that are subject to reasonable and normal methods of estimations, and the unaudited financial statements reflect that consideration.

For impairment of assets: the Company regularly evaluates its non-current assets for recoverability. The Company considers that an impairment loss is recorded whenever the recoverable value is lower than book value. Impairment losses must be expensed against the result for the period. The recoverable value is mainly calculated using independent appraisals or projections of future cash flows.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 1: (Continued)

o.	Allowances and Provisions (Continued)

For contingencies and sundry risks: The Company has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor and other matters. The Company accrues liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, the Company’s estimates of the outcomes of these matters and the Company’s lawyers’ experience in contesting, litigating and settling other matters. As the scope of the liabilities becomes better defined, there may be changes in the estimates of future costs, which could have a material effect on the Company’s future results of operations and financial condition or liquidity.

At the date of issue of these Unaudited Financial Statements, Management understands that there are no elements to foresee potential contingencies having a negative impact on these Unaudited financial statements.

p.	Shareholders’ equity accounts

Movements in shareholders’ equity accounts have been restated following the guidelines detailed in Note 1.4.

The “Capital Stock” and “Treasury Stock” accounts were stated at historical nominal value. The difference between value stated in constant currency and historical nominal value is shown under “Overall capital adjustment” and “Overall adjustment of treasury stock”, respectively, forming part of the shareholders’ equity.

q.	Results for the period

The results for the period are shown as follows:

Income accounts are shown in currency of the month to which they correspond, and have been restated as mentioned in Note 1.4.

Charges for assets consumed (fixed asset depreciation, intangible asset amortization and cost of sales) were determined based on the values recorded for such assets.

Income - (loss) from investments in controlled and affiliated companies was calculated under the equity method, by applying the percentage of the Company’s equity interest to the income - (loss) of such companies.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 1: (Continued)

r.	Advertising expenses

The Company generally charges the advertising and publicity expenses to results when they are incurred, except for the advertising and publicity expenses related to the sale of real estate projects. Advertising and promotion expenses were approximately Ps. 118 thousand and Ps. 47 thousand for the periods ended September 30, 2003 and 2002, respectively.

s.	Pension information

The Company does not maintain any pension plans. Argentine laws provide for pension benefits to be paid to retired employees from government pension plans and/or privately managed funds plan to which employees may elect to contribute.

t.	Financial derivatives

The Company uses various financial derivatives to hedge its net investment in foreign operations and as a complement to reduce its global financial costs.

The Company has not used financial instruments to hedge transactions foreseen or firm commitments. To be eligible for hedging, the Company must be exposed to currency or interest rate risk, and the financial instrument must reduce the exposure and be designated as such. In addition, for hedging purposes, the significant characteristics and expected terms of the planned transaction must be identified and the expected transaction must be probable. Financial instruments that can be recorded as hedging instruments must maintain a high correlation between the hedging instrument and the item being hedged at the beginning and during the entire hedging period.

The Company formally documents all the relationships between hedging instruments and hedged items, as well as its risk management objective and strategy before embarking on hedging transactions. This process includes detailing all the derivatives designated for hedging of specific assets and liabilities in the balance sheet or specific firm commitments or planned transactions. The Company also evaluates both at the beginning of the hedging transaction and on an ongoing basis whether the derivatives used in hedging transactions are very effective to offset fluctuations in the market values or cash flows of the items hedged. If it is determined that a derivative is not very effective for hedging or that it has stopped being an effective cover, the Company would discontinue the recording of such hedging instrument in the future.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 1: (Continued)

–	Foreign currency forward-exchange contracts

In accordance with the Company’s risk management policies, it uses long-term foreign currency purchase and sale contracts as a supplement to reduce its overall financial costs as well as to administer its exposure regarding net investments in financial transactions.

Foreign currency forward-exchange contracts entered into by the Company generally mature within one year. Premiums on foreign currency forward-exchange contracts are amortized over the life of the respective contracts.

–	Interest rate swaps

Interest rate swaps are used to hedge interest rate exposure. Interest rate swaps are recognized on an accrual basis, recording the net amount receivable or payable as an adjustment to the interest rate expense. The accrued amount receivable or payable is included as an adjustment to the interest expense.

–	Options contracts

The Company signs options contracts by which, through the payment or collection of a sum of money (premium) it acquires or grants the right to the other party to buy or sell certain underlying assets (shares, metals, etc.) at a predetermined fixed price during a period previously established. These contracts have been valued at their market price. The premiums for option contracts are amortized over the life of the corresponding contracts.

u.	Revenue recognition

u.1.	Sales of properties

The Company records revenue from the sale of properties classified as inventory when all of the following criteria are met:

•	the sale has been consummated;

•	there is sufficient evidence to demonstrate the buyer’s ability and commitment to pay for the property;

•	the Company’s receivable is not subject to future subordination; and

•	the Company has transferred the property to the buyer.

The Company uses the percentage-of-completion method of accounting with respect to sales of development properties under construction effected under fixed-price contracts. Under this method, revenue is recognized based on the ratio of costs incurred to total estimated costs applied to the total contract price. The Company does not commence revenue and cost recognition until such time as the decision to proceed with the project is made and construction activities have begun. The percentage-of-completion method of accounting requires the

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 1: (Continued)

Company’s management to prepare budgeted costs in connection with sales of properties/units. All changes to estimated costs of completion are incorporated into revised estimates during the contract period.

u.2.	Leases

Revenues from leases are recognized on a straight –line bases over the life of the related lease contracts. All revenues are presented net of taxes levied on sales.

v.	Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of three months or less, consisting primarily in mutual funds.

w.	Result from operations and holding of real estate

The results from operations and holding of real estate assets include the results provided by the valuation and sale of shares in real estate investment companies.

x.	Monetary assets and liabilities

Monetary assets and liabilities are stated at their face value plus or minus the related financial gain or loss.

NOTE 2:	MORTGAGES AND LEASES RECEIVABLES

The breakdown for this item is as follows:

	September 30, 2003		June 30, 2003
	Current	Non-current	Current	Non-current
Mortgages and leases receivable	361	240	841	256
Debtors under legal proceedings	1,810	—	1,488	—
Intercompany (Note 9 a.)	1,778	—	1,508	—
Less:
Allowance for doubtful accounts (Schedule E)	(919)	—	(948)	—

	3,030	240	2,889	256

As of September 30 and June 30, 2003, current and non-current receivables from the sale of real estate are secured by first degree mortgages in favor of the Company.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 3:	OTHER RECEIVABLES

The breakdown for this item is as follows:

	September 30, 2003		June 30, 2003
	Current	Non-current	Current	Non-current
Asset tax (Note 1.6.n.)	2	18,016	2	18,235
Value Added Tax (VAT)	153	—	193	—
Intercompany (Note 9 a.)	18,833	22,500	15,959	20,383
Guarantee deposits	—	38	—	38
Expenses to recover	1,300	—	1,059	—
Gross sales tax	5	—	4	—
Income tax prepayments and withholdings	5	—	5	—
Operating pending settlement	3	—	40	—
Trust accounts receivable	—	361	—	361
Credit Fiscal Certificates	2,034	—	2,265	—
Present Value	—	(1,467)	—	(1,505)
Deferred income tax (Note 13)	—	49,931	—	49,931
Other	100	—	508	—

	22,435	89,379	20,035	87,443

NOTE 4:	INVENTORIES

The breakdown for this item is as follows:

	September 30, 2003		June 30, 2003
	Current	Non-current	Current	Non-current
Real estate for sale	6,710	3,447	8,172	3,382

	6,710	3,447	8,172	3,382

The value recorded at September 30 and June 30, 2003 includes the valuation allowance, as mentioned in Note 1.6.o.

NOTE 5:	SHORT AND LONG TERM DEBT

The breakdown for this item is as follows:

	September 30, 2003		June 30, 2003
	Current	Non-current	Current	Non-current
Bank loans (2)	—	89,913	30,464	86,365
Bank loans - Accrued interest (2)	3,578	—	2,509	—
Negotiable Obligations – 2009 principal amount (3)	—	96,027	—	92,238
Negotiable Obligations - 2009 -accrued interest (3)	3,821	—	2,677	—
Convertible Negotiable Obligations - 2007 (1)	9,058	288,927	2,765	279,235
Other financial loans	—	—	166	—

	16,457	474,867	38,581	457,838

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 5: (Continued)

As mentioned in Note 1 to the unaudited consolidated financial statements, in November 2002 the Company refinanced financial loans amounting to US$ 103.4 million. The new conditions are substantially different from the original conditions, and therefore the Company has written off the original loans and recognized a new debt discounted at a rate reflecting the market appraisals on the money time value and risks inherent to the debt. Accordingly, at June 30, 2003, the Company has recognized net income amounting to Ps. 31.7 million, resulting from considering the difference between the discounted value of the new debts at the market rate (8% p.a.) and the book value of refinanced debts at the moment of refinancing.

1.	According to Note 12, these tally with the Negotiable Bonds convertible to stock (CNB) for a total amount of US$ 100 million which as of the current date amounts to US$ 99.9 million, net of issue expenses.

•    Corresponds an unsecured loan for a total of US$ 51 million, which falls due on 20 November 2009, with the principal being amortized in 20 quarterly installments with a two-year grace period. US$ 35 million of the principal accrue interest at the LIBO rate over three months plus 200 basis points, and US$ 16 million accrue interest at a fixed rate that is progressively increased. On July 25, 2003 the Company redeemed the mentioned US$ 16 million for US$ 10.9 million.

The terms of the loan require the Company to maintain certain financial ratios and conditions, specific debt/equity ratios, moreover, they also restrict certain investments, the making of payments, the procurement of new loans and the sale of certain assets and other capital investments.

3.	Corresponds with the Negotiable Bonds secured by the assets described in Note 11.c. for US$ 37.4 million, which mature on 20 November 2009, and have quarterly interest payments at the LIBO rate over three months plus 200 basis points. Consequently, at June 30, 2003 the Company recorded a total balance of US$ 32.9 million, which correspond to US$ 37.4 million discounted at a market rate equivalent to 8% p.a.

The terms of the loan require the Company to maintain certain financial ratios and conditions, specific debt/equity ratios; they also restrict certain investments, the making of payments, the procurement of new loans and the sale of certain assets and other capital investments.

NOTE 6:	OTHER LIABILITIES

The breakdown for this item is as follows:

	September 30, 2003		June 30, 2003
	Current	Non-current	Current	Non-current
Seller financing	1,122	—	1,099	—
Intercompany (Note 9 a.)	—	—	426	—
Guarantee deposits	390	1,027	474	807
Provision for discounts (Schedule E)	3	—	3	—
Provision for lawsuits (Schedule E)	248	—	247	—
Directors´ fees	1,597	—	4,674	—
Directors’ deposits	—	8	—	8
Operating pending settlement	20	—	1	—
Payable donations	3,269	—	3,269	—
Collections on behalf of third parties	5	—	5	—
Present Value	—	(86)	—	(66)
Other	26	—	297	—

	6,680	949	10,495	749

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 7:	FINANCIAL RESULTS, NET

The breakdown for this item is as follows:

	September 30, 2003	September 30, 2002
Financial results generated by assets:
Interest income	2,759	661
Exchange gain (loss)	10,368	(8,848)
Loss on exposure to inflation	—	(10,397)
Gain on financial operations	1,276	4,043
Interest on discount of assets	(64)	—

	14,339	(14,541)

Financial results generated by liabilities:
Exchange (loss) gain	(19,014)	77,374
Gain on exposure to inflation	—	2,613
Interest on discount of liabilities	71	—
Financial expenses (Schedule H)	(10,481)	(16,931)

Total	(29,424)	63,056

Financial results, net	(15,085)	48,515

NOTE 8:	OTHER EXPENSES, NET

The breakdown for this item is as follows:

	September 30, 2003	September 30, 2002
Other income:
Other	35	19

	35	19

Other expenses:
Unrecoverable VAT	(140)	(65)
Donations	(156)	(6)
Debit and credit tax	(125)	(270)
Lawsuits	(1)	—
Other	(111)	(117)

	(533)	(458)

Total other expenses, net	(498)	(439)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 9:	BALANCES AND TRANSACTIONS WITH INTERCOMPANY

a.	The balances as of September 30 and June 30, 2003 with controlled, affiliated and related companies are as follows:

	September 30, 2003	June 30, 2003
Abril S.A. (1)
Current mortgages and leases receivables	—	3

Alternativa Gratis S.A. (4)
Current mortgages and leases receivables	—	5

Alto Palermo S.A. (1)
Current mortgages and leases receivables	21	2
Other current receivables	1,902	2,048
Current accounts payable	54	120
Other current liabilities	—	1

Altocity.Com S.A. (4)
Current mortgages and leases receivables	112	92
Other current receivables	5	26

Baldovinos S.A. (1)
Current mortgages and leases receivables	909	613
Current accounts payable	3	—

Banco Hipotecario S.A. (4)
Non-current investments	8,658	7,793

Banco de Crédito y Securitización S.A (4)
Non-current investments	7,007	7,007

Cresud S.A.C.I.F. (2)
Current mortgages and leases receivables	1	1
Other current receivables	34	188
Current accounts payable	5	62

Dolphin Fund Management S.A. (4)
Current mortgages and leases receivables	1	22
Other current receivables	—	19
Current accounts payable	—	109

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 9:	(Continued)

	September 30, 2003	June 30, 2003
Fibesa S.A. (4)
Other current receivables	9	9
Current accounts payable	2	2

Hoteles Argentinos S.A. (1)
Current accounts payable	2	2

Inversora Bolívar S.A. (1)
Current mortgages and leases receivables	649	732
Other current receivables	1,395	1,336
Current accounts payable	—	98

Llao Lao Resorts S.A. (3)
Other current liabilities	—	425

Palermo Invest (1)
Other current receivables	2,365	2,366
Other non-current receivables	2,264	2,366

Managers, Directors and other Staff of the Company (4)
Managers, Directors and other current Staff of the Company	47	95
Managers, Directors and other non- current Staff of the Company	69	14

Red Alternativa S.A. (4)
Current mortgages and leases receivables	7	34
Other current receivables	3	3

Ritelco S.A. (1)
Other current receivables	10,537	7,344
Other non-current receivables	20,167	18,003

SAPSA (1)
Other current receivables	2,523	2,465

Tarshop S.A. (1)
Current mortgages and leases receivables	78	4
Other current receivables	13	60

(1)	Subsidiary.
(2)	Shareholder.
(3)	Equity investee
(4)	Related party

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 9:	(Continued)

b.	Gain - (Loss) on controlled, affiliated and related companies during the periods ended September 30, 2003 and 2002 are as follows:

	Period	Sales and service fees	Leases	Holding results	Recovery of expenses	Interest Earned	Interest Lost
Intercompany

Alto Palermo S.A.	2003 2002	103 —	— —	— —	— —	43 1,996	— —

Altocity.Com S.A.	2003 2002	5 —	19 16	— —	— —	— —	— —

Alternativa Gratis S.A.	2003	10	—	—	—	—	—
Palermo Invest S.A	2003	—	—	—	—	—	—
Cresud S.A	2003 2002	34 —	— —	— —	— —	— —	— 198

Red Alternativa S.A.	2003 2002	3 —	30 20	— —	— 45	— —	— —

Tarshop S.A.	2003 2002	13 —	14 11	— —	— —	— —	— —

Dolphin Found Management S.A.	2003 2002	2 —	— —	— —	— —	— —	— 32

Abril S.A.	2003 2002	4 5	— —	— —	— —	— —	— —

Llao Llao Resorts S.A.	2003 2002	— —	— —	— —	— —	— —	— 6

Inversora Bolívar S.A.	2003 2002	42 —	— —	— —	— —	— —	— —

Shopping Alto Palermo S.A.	2003	—	—	—	—	58	—

Banco Hipotecario S.A.	2003 2002	— —	— —	936 824	— —	— —	— —

Ritelco S.A.	2003 2002	— —	— —	— —	— —	443 —	20 —

Personal loans	2003 2002	— —	— —	— —	— —	1 8	— —

Total 2003		216	63	936	—	545	20

Total 2002		5	47	824	45	2,004	236

c.	The composition of intercompany gain is as follows:

	Income
	September 30, 2003	September 30, 2002
Equity in earnings of controlled and affiliated companies	1,606	13,368
Amortization of intangible assets and investments	301	(94)

	1,907	13,274

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 10:	COMMON STOCK

a.	Common stock

As of September 30, 2003, IRSA’s capital stock was as follows:

	Par Value	Approved by		Date of record with the Public Registry of Commerce
		Body	Date
Shares issued for cash	—	First Meeting for IRSA’s Incorporation	04.05.1943	06.25.1943
Shares issued for cash	16,000	Extraordinary Shareholders´ Meeting	11.18.1991	04.28.1992
Shares issued for cash	16,000	Extraordinary Shareholders´ Meeting	04.29.1992	06.11.1993
Shares issued for cash	40,000	Extraordinary Shareholders´ Meeting	04.20.1993	10.13.1993
Shares issued for cash	41,905	Extraordinary Shareholders´ Meeting	10.14.1994	04.24.1995
Shares issued for cash	2,000	Extraordinary Shareholders´ Meeting	10.14.1994	06.17.1997
Shares issued for cash	74,951	Extraordinary Shareholders´ Meeting	10.30.1997	07.02.1999
Shares issued for cash	21,090	Extraordinary Shareholders´ Meeting	04.07.1998	04.24.2000
Shares issued for cash	54	Board of Directors´ Meeting	05.15.1998	07.02.1999
Shares issued for cash	9	Board of Directors´ Meeting	04.15.2003	04.28.2003
Shares issued for cash	4	Board of Directors´ Meeting	05.21.2003	05.29.2003
Shares issued for cash	172	Board of Directors´ Meeting	08.22.2003	Pending
Shares issued for cash	27	Board of Directors´ Meeting	08.22.2003	Pending

	212,212

The Ordinary and Extraordinary Shareholder’s Meeting held on 5 November 2002 and its recess held on 27 November 2002, approved the distribution of 4,587,285 treasury stock proportionately with the shareholders’ holdings and, in accordance with the resolution issued by the Board of Directors on 11 December 2002, such stock was made available to the shareholders as from 19 December 2002.

b.	Treasury stock

The Company repurchases periodically outstanding ordinary shares when it considers that their price is undervalued on the market.

During the periods ended September 30, 2003 and 2002 no treasury shares were bought.

c.	Restriction on the distribution of profits

In accordance with the Argentine Corporations Law and the Company’s By-laws, 5% of the net and realized profit for the year calculated in accordance with Argentine GAAP plus (less) prior year adjustments must be appropriated by resolution of the shareholders to a legal reserve until such reserve equals 20% of the Company’s outstanding capital. This legal reserve may be used only to absorb losses.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 10:	(Continued)

d.	Noncontributory Management Stock Ownership Plan

On October 30, 1997, the shareholders authorized the Company to enter into a Noncontributory Management Stock Ownership Plan (“NMSOP”) with eight executive officers of the Company (the “Beneficiaries”), pursuant to which the Beneficiaries were granted the right to purchase up to 24 million shares of common stock (the “Participation Shares”), at a purchase price equal to Ps. 1.0 per share, subject to the implementation of an Equity Participation Agreement (“EPA”). Under Argentine law, the Company established a special purpose trust in this connection (the “Trust”).

The Beneficiaries were required to purchase the Participation Shares available, if any, within 24 months of any capital increase. The Trust has an original term of six years. According to the terms of the NMSOP and the Trust, Beneficiaries are not entitled to receive any distributions (either in the form of shares, cash or other) from the Trust during its term, although, Beneficiaries are allowed to cause the Trust to sell their designated shares of common stock held by the Trust in certain cases. In addition, the Company was not allowed to grant any loans or otherwise assist the Beneficiaries in financing the purchase of the Participation Shares.

On April 7, 1998, the Company’s shareholders, at an extraordinary shareholders’ meeting, approved a capital increase of 24 million shares to permit the Beneficiaries to purchase all of the Participation Shares to which they were entitled under the EPA.

The BASE and the CNV approved the capital increase on June 4, 1999, and on August 31, 1999 the Beneficiaries acquired 21,090,024 shares at Ps. 1.0 per share.

At September 30, 2003, all the shares held by the trust were sold in accordance with the terms of the contract and, therefore, no shares in trust are recorded.

NOTE 11:	RESTRICTED ASSETS

a. The Labor Court N° 55 decided the distress of units N° 14 and 20 located in Sarmiento 517, property of the Company, in connection with a lawsuit in which the Company is codefendant.

b. In connection with the acquisition of additional interest in Santa María del Plata S.A., the Company pledged 2,460,041 shares of its interest in that company to secure the balance owed until it is fully paid.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 11:	(Continued)

c. The Company has mortgaged the following real estate: Dock 2 M10 (1l) buildings A and B, Torre Jardín IV, Dock IV, Reconquista 823, 9 activity units at Suipacha 652, 58 activity units at Madero 1020 and 14 plots of the land owned in the district of Caballito, in connection with the secured negotiable bonds referred to in Note 5.3. By means of Minutes No. 1445 dated August 14, 2003 of the Board of Directors´ Meeting, it was resolved to lift and release the mortgages on these properties, substituting them for new mortgages on the following properties: 13 functional units al Libertador 498, 71 supplementary units al Laminar Plaza and 19 supplementary units al Dique IV.

d. The Company has a first mortgage on the property identified as “San Martín de Tours” amounting to US$ 750,000, as performance bond for the construction of the building and transfer of title on the units to be exchanged in favor of Establecimientos Providence S.A.

NOTE 12:	CONVERTIBLE NEGOTIABLE OBLIGATION

On March 8, 2002, the Ordinary and Extraordinary Meeting of Shareholders resolved:

a)	Approving the issuance of Negotiable Obligations Convertible into Ordinary Shares of the company (“ONC”) for up to a face value of US$100,000,000 (one hundred million pesos), for a term of 5 (five) years, at a fixed interest rate of 6% to 12% per annum, payable half-periodly in arrears.

b)	Approving a subscription option for the ONC holders to subscribe ordinary shares of the company at 1 (one) share per Ps.1 (one peso) of ONC face value, paying in cash Ps.1(pesos one) as subscription price, during 15 (fifteen) days after the conversion term has expired, including the corresponding capital increase.

c)	Suppressing the preferential subscription and accretion rights, or reducing the term to exercise the preference, as provided by section 12 of the Negotiable Obligations Law and other applicable regulations.

d)	Amending article nine (9) of the bylaws to partially adapt its contents to the market circumstances arising from the amendment approved, by replacing 1) the 20% percentage referred to in the amendment to the bylaws, by the percentage indicated in Decree 677/01, i.e., 35%; and 2) eliminating the negotiable obligations or other convertible debt securities, as well as the warrants, from the calculation mentioned in Article Nine of the Bylaws.

The public offering and listing of the above-mentioned negotiable obligations was approved by Resolution No. 14316 of the National Securities Commission dated September 24, 2002 and the Buenos Aires Stock Exchange, authorizing the issuance for up to US$ 100,000,000 of securities consisting of negotiable obligations convertible for ordinary shares, bearing interest at an annual rate of 8% and falling due in 2007 and which, at the time of their conversion, provide the right to options to subscribe 100,000,000 ordinary shares. Furthermore, the conversion price and the price of Warrants have been set as follows:

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (Continued)

NOTE 12:	(Continued)

a)	The conversion price is 0.5571 shares (5.5713 GDS), while the price of the Warrant is 0.6686 shares (6.6856 GDS).

b)	The holder is entitled to exchange each Negotiable Obligation issued by IRSA for 1.7949 shares (0.1795 GDS) and has an option to purchase the same number of shares at the exercise price set for the Warrant.

As a result of the distribution of 4,587,285 treasury stock, the Company has adjusted the conversion price of its Convertible Negotiable Bonds in accordance with the terms of the issue. Thus, the conversion price of the Negotiable Bonds fell from US$ 0.5571 to US$ 0.54505 and the price of execution of the warrants dropped from US$ 0.6686 to US$ 0.6541. Said adjustment came into force on 20 December 2002.

The Convertible Negotiable Obligations and options will fall due on November 14, 2007.

The convertible negotiable bonds were underwritten in full and were paid in cash and assigned to restructure or partially settle the Company´s financial debt al the time of such subscription.

The Company has applied the funds from the offer of securities to (i) settlement of issuance costs and fees, (ii) facilitating debt refinancing and partial settlement, and (iii) incorporating funds to working capital.

At closing of the previous financial year, two holders of Negotiable Obligations Convertible into ordinary shares of the Company, exercised their right to convert them for a total of US$ 4,830 and US$ 2,000 giving rise to the issuing of 13,531 ordinary shares of Ps. 1 face value each as disclosed in Note 10.

On September 30, 2003, two holders of Convertible Negotiable Obligations had exercised their right to convert them for a total of US$ 94,000 and US$ 14,492, giving rise to the issuing of 199,067 ordinary shares of Ps. 1 face value each as disclosed in Note 10.

The total amount of Convertible Negotiable Obligations at September 30, 2003 is US$ 99,884,678.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (Continued)

NOTE 13:	INCOME TAX – DEFERRED TAX

The evolution and breakdown of deferred tax assets and liabilities are as follows:

Items	Balances at the beginning of year	Changes for the period	Balances at period-end
Non-current deferred assets and liabilities

Investments	1,968	(9,078)	(7,110)
Trade receivables	207	(106)	101
Other receivables	469	14	483
Inventories	100	98	198
Fixed assets	(28)	(75)	(103)
Intangible assets	8	—	8
Tax loss carryforwards	68,466	19,512	87,978
Financial debt	11,092	(3,786)	7,306
Other debt	1,837	(1,139)	698
Allowances	87	1	88
Allowances for deferred assets	(34,275)	(5,441)	(39,716)

Total non-current	49,931	—	49,931

Total net deferred assets	49,931	—	49,931

Net assets at the end of the period derived from the information included in the above table amount to Ps. 49,931 thousand.

Deferred assets have been provided for in the portion estimated not to be absorbed based on projections of results for future years.

Below is a reconciliation between income tax expensed and that resulting from application of the current tax rate to the accounting profit for the periods ended September 30, 2003 and 2002, respectively:

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (Continued)

NOTE 13:    (Contd.)

Items	30.09.2003 Ps.	30.09.2002 Ps.
Result for the period (before income tax)	(13,745)	58,555
Current income tax rate	35%	35%

Result for the period at the tax rate	(4,811)	20,494
Permanent differences at the tax rate:
- Restatement into uniform currency	(1,864)	(15,931)
- Donations	55	2
- Amortization of goodwill	3	(4)
- Equity in earnings of controlled and affiliated companies	1,312	(4,646)
- Holding result on Participation Certificates F.F.	(128)	401
- Expired tax loss carryforward	—	556
- Cost of sale ARSA / BARSA	—	(39)
- Tax loss carryforward differences at of beginning of the year	—	(512)
- Asset tax	—	209
- Fines	—	1
- Directos´s Fees	(8)	—
Provision for deferred assets	5,441	(531)

Total income tax charge for the period	—	—

Unexpired income tax loss carryforward pending use at the end of the period amount to Ps. 251,366 thousand according to the following detail:

Generated in	Amount Ps. (*)	Year of expiry
2002	195,617	2007
2003	55,749	2008
Total tax loss carryforward	251,366

(*)	Stated in nominal values

IRSA Inversiones y Representaciones Sociedad Anónima

Fixed Assets

For the three – month period beginning on

July 1, 2003

and ended September 30, 2003

compared with the year ended June 30, 2003

In thousand of pesos

Schedule A

Items	Value at beginning of year	Increases and transfers	Deductions and Transfers	Value as of end of The year/period	Depreciation					Net carrying Value as of September 30, 2003	Net carrying value as of June 30, 2003
					Accumulated as of beginning of year	For the period			Accumulated as of the year/ period end
						Increase, deductions And Transfers	Rate %	Amount (1)
Furniture and fixtures	1,514	—	—	1,514	1,512	—	20	—	1,512	2	2
Computer equipment	4,193	11	—	4,204	3,983	—	33.33	77	4,060	144	210
Leasehold improvements	5,692	38	—	5,730	3,902	—	10	142	4,044	1,686	1,790
Real Estate:
Alsina 934	1,776	—	—	1,776	291	—	2	7	298	1,478	1,485
Av. de Mayo 595	5,586	—	—	5,586	1,474	—	2	23	1,497	4,089	4,112
Av. Madero 942	2,462	—	—	2,462	456	—	2	8	464	1,998	2,006
Constitución 1111	584	—	—	584	181	—	2	2	183	401	403
Costeros Dique IV	18,190	—	—	18,190	624	—	2	68	692	17,498	17,566
Dique 2 M10 (1I) Edif. A	19,050	—	—	19,050	1,113	—	2	81	1,194	17,856	17,937
Laminar Plaza	29,948	—	—	29,948	1,927	—	2	105	2,032	27,916	28,021
Libertador 498	41,443	—	—	41,443	5,999	—	2	149	6,148	35,295	35,444
Libertador 602	2,866	—	—	2,866	378	—	2	10	388	2,478	2,488
Madero 1020	7,801	—	(3,171)	4,630	1,368	(565)	2	18	821	3,809	6,433
Maipú 1300	47,246	—	—	47,246	6,475	—	2	179	6,654	40,592	40,771
Reconquista 823	20,813	—	—	20,813	3,738	—	2	75	3,813	17,000	17,075
Sarmiento 517	217	—	—	217	51	—	2	1	52	165	166
Suipacha 652	13,249	—	—	13,249	3,304	—	2	48	3,352	9,897	9,945

Total as of September 30, 2003	222,630	49	(3,171)	219,508	36,776	(565)	—	993	37,204	182,304	—

Total as of June 30, 2003	238,192	5,069	(20,631)	222,630	33,884	(1,147)	—	4,039	36,776	—	185,854

(1)	The accounting application of the depreciation for the period is set forth in Schedule H.
(2)	See Note 1.j.

IRSA Inversiones y Representaciones Sociedad Anónima

Intangible Assets

For the three month period beginning on

July 1, 2003

and ended September 30, 2003

compared with the year ended June 30, 2003

In thousand of pesos

Schedule B

Items	Values of origin				Amortization					Net carrying value as of
	Balances as of beginning of year	Additions	Deductions	Balances as of end of the period / year	Accumulated as of beginning of year	Additions	Deductions	Amount (1)	Accumulated as of end of the period / year	September 30, 2003	June 30, 2003
Development property expenses	177	—	—	177	177	—	—	—	177	—
Exchange expenses	3,216	—	—	3,216	3,216	—	—	—	3,216	—	—

Total as of September 30, 2003	3,393	—	—	3,393	3,393	—	—	—	3,393	—	—

Total as of June 30, 2003	3,655	13	(275)	3,393	1,630	—	—	1,763	3,393	—	—

(1)	The accounting application of the amortization for the period is set forth in Schedule H.

IRSA Inversiones y Representaciones Sociedad Anónima

Shares and other securities issued in series

Interest in other companies

Balance Sheets as of September 30 and June 30, 2003

In thousand of pesos

Schedule C

Issuer and types of securities	Class	P.V.	Amount	Listing value	Value as of September 30, 2003	Value as of June 30, 2003	Issuer’s information (1)					(1) Interest in capital stock
							Main Activity	Last financial statement
								Date	Capital stock (par value)	Income – (loss) for the year	Shareholders´ equity
Current Investment
Boden (2)	Ps.	0,001	6,700	0,0015	10	10

Cedro (2)	Ps.	0,001	100,130	0,0013	128	128

Renault Argentina (2)	Ps.	0,001	50,800	0,0016	79	—

Total current investments as of September 30, 2003					217	—

Total current investments as of June 30, 2003					—	138

(1)	Not inform because the equity interest is less than 5%.
(2)	Not considered as cash for purposes of the statement of cash flows.

IRSA Inversiones y Representaciones Sociedad Anónima

Shares and other securities issued in series

Interest in other companies

Balance Sheets as of September 30 and June 30, 2003

In thousand of pesos

Schedule C (Continued)

Issuer and types of securities	Class	P.V.	Amount	Listing value	Value Recorded at September 30, 2003	Value Recorded at June 30, 2003	Issuer’s information					Interest in Capital Stock
							Main Activity	Last financial statement
								Date	Capital stock (Par value)	Income(loss) for the period	Shareholders’ equity
Non-current investments
Abril S.A.	Common 1 vote	5.000	1,320		(38,028)	(37,939)	Building, development and administration of country club	09.30.2003	13,200	(4,540)	49,429	50%
	Irrevoc. Contrib	—	—		25,629	25,559
	Higher Inv. Value		—		14,089	14,089
Pereiraola S.A.	Common 1 vote	0.001	50,000		161	181	Real estate and financing	09.30.2003	100	(38)	2,712	50%
	Irrevoc. Contrib.	—	—		1,181	1,161
	Higher Inv. Value				7,553	7,553
Baldovinos S.A.	Common 1 vote	0.001	6,000		(5,519)	(5,414)	Real estate and building	09.30.2003	12	(196)	10,261
	Irrevoc. Contrib				11,564	11,564
Palermo Invest S.A.	Common 1 vote	0.001	52,170,000		130,514	129,424	Investment	09.30.2003	78,251	1,634	195,761	66.6700%
	Lower Value				(611)	(614)
	Purchase expenses				517	518
Hoteles Argentinos S.A.	Common 1 vote	0.001	7,309,273		(652)	1,053	Hotel Libertador exploitation	09.30.2003	9,887	(2,132)	3,598	79.9999%
	Irrevoc. Contrib.	—	—		3,531	3,531
	Higher Inv. Value				2,052	2,073
	Purchase expenses				50	50
Alto Palermo S.A. (ex SAMAP)	Common 1 vote	0,001	38,402,204		415,135	416,061	Real estate investments	09.30.2003	70,142	(3,880)	755,474	54.8492%
	Goodwill				(22,707)	(21,695)
Buenos Aires Trade and Finance Center S.A.	Common 1 vote	0.001	6,000		5,661	5,667	Real estate investments	09.30.2003	12	(6)	27,092	100%
	Irrevoc. Contrib.	—	—		21,431	21,401
	P. expenses				143	143
Llao – Llao Resort S.A	Common 1 vote	0.001	5,878,940		11,351	10,761	Hotel Llao-Llao exploitation	09.30.2003	11,757	1,180	26,607	50%
	Irrevoc. Contrib.	—	—		2,397	2,397
	P. expenses				226	229
Banco de Crédito y Securitización S.A.	Common 1 vote	0.001	3,187,500		7,007	7,007	Banking	09.30.2003	62,500	(20,370)	104,372	5.1000%
Ritelco S.A.	Common 1 vote	0.001	66,970,394		43,338	38,955	Investments	09.30.2003	66,970	4,383	43,339	100%
Banco Hipotecario S.A.	Common 1 vote	0.001	2,109,243		8,658	7,793	Banking	09.30.2003	150,000			1.4000%

Total as of September 30, 2003					644,671	—

Total as of June 30, 2003					—	641,508

IRSA Inversiones y Representaciones Sociedad Anónima

Other Investments

Balance Sheets as of September 30 and June 30, 2003

In thousand of pesos

Schedule D

Items	Value as of September 30, 2003	Value as of June 30, 2003
Current Investments
Time deposits	9,993	5
Mutual funds (1)	53,065	74,508
Convertible Bond APSA 2006 – Accrued interest (2)	1,746	3,814
IRSA I Trust Exchangeable Certificates (2)	1,927	1,104

Total current investments as of September 30, 2003	66,731	—

Total current investments as of June 30, 2003	—	79,431

Non-current investments
Constitución 1111	1,146	1,146
Dique IV	6,161	6,160
Padilla 902	71	71
Pilar	3,109	3,109
Santa María del Plata	124,594	124,594
Terrenos de Caballito	13,616	13,616
Torres Jardín IV	2,231	2,231

Subtotal	150,928	150,927

IRSA I Trust Exchangeable Certificates	5,326	7,318
Convertible Bond APSA 2006	87,318	83,874

Subtotal	92,644	91,192

Art work	37	37

Total non-current investments as of September 30, 2003	243,609	—

Total non-current investments as of June 30, 2003	—	242,156

(1)	Ps. 9,121 and Ps. 8,760 corresponding to the “Dolphin Fund PLC” trust at September 30 and June 30, 2003 not considered as cash for purposes of the statement of cash flows. Ps. 1,237 corresponding to the NCM Development Partner Fund at September 30, 2003 not considered as cash for purposes of statements of cash flows.
(2)	Not considered as cash for purposes of the statement of cash flows.

IRSA Inversiones y Representaciones Sociedad Anónima

Allowances and Provisions

For the three – month period beginning on

July 1, 2003

and ended September 30, 2003 and the year ended June 30, 2003

In thousand of pesos

Schedule E

Items	Balances as of beginning of year	Increases (1)	Decreases	Carrying value as of September 30, 2003	Carrying value as of June 30, 2003
Deducted from assets:
Allowance for doubtful accounts	948	11	(40)	919	948
Impairment of inventory	895	1,577	(1,577)	895	895
Impairment of fixed assets	36,693	—	(1,820)	34,873	36,693
Impairment of undeveloped plots of land	15,285	—	—	15,285	15,285
From liabilities:
Provisions for lawsuits	247	1	—	248	247
Provisions for discounts	3	—	—	3	3

Total as of September 30, 2003	54,071	1,589	(3,437)	52,223	—

Total as of June 30, 2003	64,502	23,705	(34,136)	—	54,071

(1)

-	The increase in the allowance for doubtful accounts is shown in schedule H.
-	The increase in the provision for lawsuits is shown in Note 8.

IRSA Inversiones y Representaciones Sociedad Anónima

Cost of Sales, Leases and Services

For the three – month periods beginning on

July 1, 2003 and 2002

and ended September 30, 2003 and 2002

In thousand of pesos

Schedule F

	September 30, 2003	September 30, 2002
I. Cost of sales
Stock as of beginning of period	11,554	35,417
Plus (less):
Purchases for the period	197	—
Expenses (Schedule H)	143	381
Transfers to fixed assets	—	(153)
Transfers from fixed assets	2,606	3,570
Transfers to investments	—	—
Capitalized interest	—	—
Less:
Reclassification from inventories sold	—	16
Reclassification from expenses for property sold to intangible assets	—	—
Stock as of end of the year	(10,157)	(28,827)

Subtotal	4,343	10,404

Plus
Cost of sales – Abril S.A.	155	842
Cost of sales - Inversora del Pacífico S.A.	—	—
Cost of sales – Llao Llao	—	—
Loss from operations and holding of real estate assets	—	—

Cost of properties sold	4,498	11,246

II. Cost of leases
Expenses (Schedule H)	1,194	1,329

Cost of properties leased	1,194	1,329

III. Cost of fees for services
Expenses (Schedule H)	133	92

Cost of fees for services	133	92

Total costs of sales, leases and services	5,825	12,667

IRSA Inversiones y Representaciones Sociedad Anónima

Foreign Currency Assets and Liabilities

Balance Sheets as of September 30 and June 30, 2003

In thousand of pesos

Schedule G

Items	Class	Amount	Prevailing exchange rate		Total as of September 30, 2003	Total as of June 30, 2003
Assets
Current Assets
Cash and banks:
Cash	US$	8,406	0.002815	(1)	24	30
Banks	US$	25,639	0.002815	(1)	71	33,768
Banks	EUR	418	0.003278	(1)	1	9,396
Savings accounts	US$	14,389,154	0.002815	(1)	40,508	10,444
Investments:
Boden 2013	US$	800	0.002815	(1)	2	2
Mutual Funds	US$	8,254,413	0.002815	(1)	23,236	72,127
Mutual Funds	EUR	9,098,836	0.003278	(1)	29,828	93
	US$	3,558,069	0.002815	(1)	10,016	—
Convertible Bond APSA 2006 (interest)	US$	599,097	0.002915	(1)	1,746	3,814
Other receivables:
Intercompany	US$	3,614,880	0.002915	(1)	10,537	27,653

Total Current Assets		39,549,712			115,969	157,327

Non-Current Assets
Investments:
Convertible Bond APSA 2006	US$	29,954,848	0.002915	(1)	87,318	83,874
Intercompany	US$	6,918,331	0.002915	(1)	20,167	—

Total Non-current Assets	US$	36,873,179			107,485	83,874

Total Assets as of September 30, 2003	US$	76,422,891			223,454	83,874

Total Assets as of June 30, 2003		87,355,469				241,201

Liabilities
Current Liabilities
Accounts payable	US$	455,000	0.002915	(1)	1,326	27
Mortgages payables	US$	750,000	0.002915	(1)	2,186	2,100
Taxes payable	US$		0.002915	(1)		76
Financial doubts	US$	5,645,565			16,457	38,636

Total Current Liabilities	US$	6,850,565			19,969	40,839

Non-current Liabilities
	US$	218,284	0.002915	(1)	636	—
Financial doubts	US$	163,671,827	0.002915	(1)	477,104	458,583

Total Non-current Liabilities	US$	163,890,111			477,740	458,583

Total Liabilities as of September 30, 2003	US$	170,740,676			497,709	—

Total Liabilities as of June 30, 2003	US$	178,364,501			—	499,422

(1)	Official rate of exchange quoted by Banco Nación at September 30, 2003.

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Law 19,550, section 64, paragraph b)

For the three – month periods beginning on

July 1, 2003 and 200

and ended September 30, 2003 and 2002

In thousand of pesos

Schedule H

Items	Total as of September 30, 2003	Cost of properties leased	Cost of properties sold	Cost of fees for services	Cost of hotel activity	Expenses			Total as of September 30, 2002
						Administration	Selling	Financing
Directors’ fees	—	—	—	—	—	—	—	—	97
Fees and payments for services	174	—	—	—	—	174	—	—	301
Salaries, bonuses and social security charges	725	—	—		—	725	—	—	950
Other expenses of personnel administration	23	—	—	—	—	23	—	—	165
Depreciation and amortization	1,333	774	—	—	—	219	—	340	1,096
Maintenance of buildings	610	420	143	—	—	47	—	—	900
Utilities and postage	4	—	—	—	—	4	—	—	3
Travel expenses	10	—	—	—	—	10	—	—	32
Advertising and promotion	118	—	—	—	—	33	85	—	47
Fees and expenses for property sold	356	—	—	—	—	—	356	—	344
Local transportation and stationery	26	—	—	—	—	26	—	—	38
Taxes, rates and assessments	182	—	—	—	—	182	—	—	—
Subscriptions and dues	46	—	—	—	—	46	—	—	16
Interest and indexing adjustments	10,085	—	—	—	—	—	—	10,085	16,845
Bank charges	33	—	—	—	—	—	—	33	81
Safety box and stockbroking charges	37	—	—	—	—	32	—	5	21
Doubtful accounts	11	—	—	—	—	—	11	—	—
Insurance	116	—	—	—	—	116	—	—	23
Security	1	—	—	—	—	1	—	—	7
Courses	2	—	—	—	—	2	—	—	3
Rents	59	—	—	—	—	59	—	—	93
Gross sales tax	95	—	—	—	—	—	95	—	187
Other	167	—	—	133	—	16	—	18	130

Total as of September 30, 2003	14,213	1,194	143	133	—	1,715	547	10,481	—

Total as of September 30, 2002	—	1,329	381	92	—	2,076	570	16,931	21,379

IRSA Inversiones y Representaciones Sociedad Anónima

Breakdown by maturity date of receivables and liabilities

as of September 30 and June 30, 2003

In thousand of pesos

Schedule I

	Without term	With maturity date												Interest
		Falling due	To due									Total with term	Total	No accrued	Accrued
			Up to 3 months	From 3 to 6 months	From 6 to 9 months	From 9 to 12 months	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 years on	Total to due				Fixed term	Variable term
30.09.2003
Assets
Investments	53,259	—	13,689	—	—	—	2,038	1,506	88,198	902	106,333	106,333	159,592	1,848	89,245	68,499
Receivables	52,511	1,312	10,978	30	21	10,544	22,852	32	37	16,767	61,261	—	115,084	81,679	31,371	2,034
Liabilities
Loans	—	—	16,457	—	—	—	—	18,594	18,594	437,679	491,324	491,324	491,324	16,457	—	474,867
Other liabilities	—	149	12,993	223	2,410	187	1,365	765	26	12	17,981	18,130	18,130	18,130	—	—

30.06.2003
Assets
Investments	74,651	—	3,848	1,070	—	—	—	2,701	88,491	—	96,110	96,110	170,761	3,818	86,705	80,238
Receivables	52,298	978	17,057	2,476	26	12	20,319	46	36	17,375	57,347	58,325	110,623	92,186	18,437	—
Liabilities
Loans	—	—	33,084	5,607	(55)	(55)	8,709	17,639	26,570	404,920	496,419	496,419	496,419	38,581	—	457,838
Other liabilities	3,269	149	5,887	7,674	239	2,169	205	578	8	50	16,810	16,959	20,228	20,228	—	—

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of September 30, 2003

Stated in thousand of pesos

1.	None

2.	None

3.	Additional information on assets and liabilities

Concept	08.31.2003	09.30.2003	Current	To be due (Point 3.c.)
				12.30.2003	12.31.2003	03.31.2004	06.30.2004	09.30.2004
Receivables
Receivables for sale	257	16	546	—	2,176	22	13	—
Other receivables	1,039	—	2,034	—	8,802	8	8	10,544

Total	1,296	16	2,580	—	10,978	30	21	10,544

Liabilities
Customer advances	—	—	—	—	353	190	153	20
Taxes payables	—	—	—	—	3,158	2	2	2
Trade accounts payable	—	—	—	—	2,872	—	—	—
Mortgages payables	—	—	—	—	—	—	2,186	—
Other liabilities	149	—	—	6,277	—	31	69	54
Short and long term debts	—	—	—	—	16,457	—	—	—
Salaries and social securities payables	—	—	—	—	333	—	—	111

Total	149	—	—	6,277	23,173	223	2,410	187

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of September 30, 2003

Stated in thousand of pesos

3.	(Continued)

Concept	Non current	To be due (Point 3.c.)
		12.31.2004	03.31.2005	06.30.2005	09.30.2005	12.31.2005	03.31.2006	06.30.2006	09.30.2006	12.31.2006	09.30.2007
Receivables
Receivables for sale	—	—	—	—	57	—	—	—	32	—	37
Other receivables	49,931	22,787	4	3	1	—	—	—	—	—	—

Total	49,931	22,787	4	3	58	—	—	—	32	—	37

Liabilities
Customer advances
Taxes payables	—	—	—	—	1,169	—	—	—	19	—	19
Trade accounts payable
Other liabilities	—	33	—	124	39	145	215	185	201	5	2
Short and long term debts	—	—	—	—	—	—	—	—	18,594	—	18,594
Salaries and social securities payables

Total	—	33	—	124	1,208	145	215	185	18,814	5	18,615

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of September 30, 2003

Stated in thousand of pesos

3.	(Continued)

Concept	To be due (Point 3.c.)
	09.30.2008	12.31.2008	09.30.2009	12.31.2009	09.30.2010	12.31.2010	09.30.2011	12.31.2011	09.30.2012	12.31.2012	09.30.2013	Total
Receivables
Receivables for sale	20	—	22	—	22	—	12	—	14	—	24	240
Other receivables	—	3,403	—	3,366	—	3,330	—	3,295	—	3,259	—	89,379

Total	20	3,403	22	3,366	22	3,330	12	3,295	14	3,259	24	89,619

Liabilities
Customer advances
Taxes payables	12	—	—	—	—	—	—	—	—	—	—	1,219
Trade accounts payable
Other liabilities	—	—	—	—	—	—	—	—	—	—	—	949
Short and long term debts	326,115	—	37,188	—	74,376	—	—	—	—	—	—	474,867
Salaries and social securities payables

Total	326,127	—	37,188	—	74,376	—	—	—	—	—	—	477,035

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of September 30, 2003

Stated in thousand of pesos

The classification of receivables and liabilities is as follows:

4-a.	Breakdown by currency and maturity

Items	Current			Non-current			Total	Total in local currency	Total in foreign currency	Total
	Local currency	Foreign currency	Total current	Local currency	Foreign currency	Total non- current
Receivables
Receivables for sale	3,030	—	3,030	240	—	240	3,270	3,270	—	3,270
Other receivables	11,898	10,537	22,435	69,212	20,167	89,379	111,814	81,110	30,704	111,814

Total	14,928	10,537	25,465	69,452	20,167	89,619	115,084	84,380	30,704	115,084

Liabilities
Customer advances	716	—	716	—	—	—	716	716	—	716
Taxes payable	3,164	—	3,164	1,219	—	1,219	4,383	4,383	—	4,383
Trade accounts payable	1,546	1,326	2,872	—	—	—	2,872	1,546	1,326	2,872
Mortgages payables	—	2,186	2,186	—	—	—	2,186	—	2,186	2,186
Other liabilities	6,580	—	6,580	313	636	949	7,529	6,893	636	7,529
Short and long term debt	—	16,457	16,457	(2,237)	477,104	474,867	491,324	(2,237)	493,561	491,324
Salaries and social security payable	444	—	444	—	—	—	444	444	—	444

Total	12,450	19,969	32,419	(705)	477,740	477,035	509,454	11,745	497,709	509,454

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of September 30, 2003

Stated in thousand of pesos

4-b.	Breakdown by adjustment clause

Items	Current			Non-current			Total	Total without adjustment clause	Total with adjustment clause	Total
	Without adjustment clause	With adjustment clause	Total current	Without adjustment clause	With adjustment clause	Total Non-current
Receivables
Receivables for sale	3,030	—	3,030	240	—	240	3,270	3,270	—	3,270
Other receivables	22,435	—	22,435	89,379	—	89,379	111,814	111,814	—	111,814

Total	25,465	—	25,465	89,619	—	89,619	115,084	115,084	—	115,084

Liabilities
Customer advances	716	—	716	—	—	—	716	716	—	716
Taxes payable	3,164	—	3,164	1,219	—	1,219	4,383	4,383	—	4,383
Trade accounts payable	2,872	—	2,872	—	—	—	2,872	2,872	—	2,872
Mortgages payables	2,186	—	2,186	—	—	—	2,186	2,186	—	2,186
Other liabilities	6,580	—	6,580	949	—	949	7,529	7,529	—	7,529
Short and long term debt	16,457	—	16,457	474,867	—	474,867	491,324	491,324	—	491,324
Salaries and social security payable	444	—	444	—	—	—	444	444	—	444

Total	32,419	—	32,419	477,035	—	477,035	509,454	509,454	—	509,454

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of September 30, 2003

Stated in thousand of pesos

4-c.	Breakdown of accounts receivable and liabilities by interest clause

	Current				Non-current
	Accruing interest		Not- accruing interest	Total current	Accruing interest		Not- accruing interest	Total non- current	Total	Total accruing interest	Total not- accruing interest	Total
	Fixed rate	Variable rate			Fixed rate	Variable rate
Accounts receivables
Receivables	231	—	2,799	3,030	369	—	(129)	240	3,270	600	2,670	3,270
Other receivables	10,604	2,034	9,797	22,435	20,167	—	69,212	89,379	111,814	32,805	79,009	111,814

Total	10,835	2,034	12,596	25,465	20,536	—	69,083	89,619	115,084	33,405	81,679	115,084

Liabilities
Customer advances	—	—	716	716	—	—	—	—	716	—	716	716
Taxes payable	—	—	3,164	3,164	—	—	1,219	1,219	4,383	—	4,383	4,383
Trade accounts payable	—	—	2,872	2,872	—	—	—	—	2,872	—	2,872	2,872
Mortgages payables	—	—	2,186	2,186	—	—	—	—	2,186	—	2,186	2,186
Other liabilities	—	—	6,580	6,580	—	—	949	949	7,529	—	7,529	7,529
Short and long term debt	—	—	16,457	16,457	—	474,867	—	474,867	491,324	474,867	16,457	491,324
Salaries and social security payable	—	—	444	444	—	—	—	—	444	—	444	444

Total	—	—	32,419	32,419	—	474,867	2,168	477,035	509,454	474,867	34,587	509,454

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of September 30, 2003

Stated in thousand of pesos

5.	Intercompany

a.	Intercompany interest

See Schedule C to the unaudited financial statements.

b.	Intercompany debit/credit balances (Note 10)

Current mortgages and leases receivables

September 30, 2003
Intercompany:
Alto Palermo S.A.	21
Altocity.Com S.A.	112
Baldovinos S.A.	909
Inversora Bolívar S.A	649
Dolphin Fund Management S.A.	1
Cresud S.A.C.I.F.	1
Red Alternativa S.A.	7
Tarshop S.A.	78

Other current receivables

September 30, 2003
Intercompany:
Alto Palermo S.A.	1,902
Shopping Alto Palermo S.A.	2,523
Fibesa S.A.	9
Ritelco S.A.	10,537
Altocity.Com S.A.	5
Cresud S.A.C.I.F.	34
Red Alternativa	3
Inversora Bolívar S.A.	1,395
Palermo Invest S.A	2,315

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of September 30, 2003

Stated in thousand of pesos

Other non-current receivables

September 30, 2003
Intercompany:
Ritelco S.A.	20,167

Current accounts payables

September 30, 2003
Intercompany:
Alto Palermo S.A.	54
Cresud S.A.C.I.F.	5
Fibesa S.A.	2
Hoteles Argentinos S.A.	2

Other current liabilities

September 30, 2003
Intercompany:
Tarshop S.A.	13

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of September 30, 2003

Stated in thousand of pesos

6.	None.

7.	In view of the nature of the inventory, no physical inventories are performed and there are no frozen assets.

8.	Not applicable. See Notes 2.a., 2.b., 2.c. and 2.d. to the unaudited financial statements.

9.	None.

10.	None.

11.	None.

12.	See Notes 2.a., 2.b., 2.c. and 2.d. to the unaudited financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of September 30, 2003

Stated in thousand of pesos

13.	Insured Assets.

		Insured amounts	Accounting values	Risk covered
Av. de Mayo 589-99 Bs. As.	(1)	4,400	4,088
Av. de Mayo 589-99 Bs. As.	(1)	40	4,088	Fire, explosion with additional coverage and debris removal
Bolívar 108 e H. Yrigoyen 476 Bs. As.	(1)	15,000	—	Fire, explosion with additional coverage and debris removal
Bolívar 108 e H. Yrigoyen 476 Bs. As.	(1)	40	—	Third party liability with additional coverage and minor risks.
Constitución 1111 Bs. As.	(1)	3,500	403	Fire, explosion with additional coverage and debris removal
Constitución 1111 Bs. As.	(1)	40	403	Third party liability with additional coverage and minor risks.
Edificios costeros Dique 2 Este. Dockitos. P. Madero Bs. As.	(1)	28,000	23,602	Fire, explosion with additional coverage and debris removal
Edificios costeros Dique 2 Este. Dockitos. P. Madero Bs. As.	(1)	40	23,602	Third party liability with additional coverage and minor risks.
España 2230	(1)	500	—
España 2230	(1)	40	—
Libertador 450-98 Bs. As.	(1)	64,000	35,295	Fire, explosion with additional coverage and debris removal
Libertador 450-98 Bs. As.	(1)	40	35,295	Third party liability with additional coverage and minor risks.
Madero 1020 Bs. As.	(1)	54,000	3,806	Fire, explosion with additional coverage and debris removal
Madero 1020 Bs. As.	(1)	40	3,806	Third party liability with additional coverage and minor risks.
Maipú 1270 - 1300 Bs. As.	(1)	42,000	40,589	Fire, explosion with additional coverage and debris removal
Maipú 1270 - 1300 Bs. As.	(1)	40	40,589	Third party liability with additional coverage and minor risks.
Reconquista 823 Bs. As.	(1)	26,000	16,999	Fire, explosion with additional coverage and debris removal
Reconquista 823 Bs. As.	(1)	40	16,999
Suipacha 664	(1)	30,000	9,897	Fire, explosion with additional coverage and debris removal
Suipacha 664	(1)	40	9,897	Third party liability with additional coverage and minor risks.

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of September 30, 2003

Stated in thousand of pesos

General

In the case of insurance covering fire and explosion with additional coverage, the amounts insured are stated at replacement and/or reconstruction to an “as new” condition value, not including land and foundations.

Insured amounts correspond to units belonging to the company that are being sold, and/or units sold under mortgages not having individual policies with assigned rights.

Notes:

(1)	Insured amounts correspond to the total for the building. The amount insured for each co-owner is obtained by applying the percentage of co-ownership to the total insurance.

(2)	Insured amounts correspond solely to jointly held areas.

(3)	Insurance purchased by tenants with provisions for the assignment of rights.

(4)	Insured amounts correspond to units not yet having a bill of sale.

(5)	Insured amounts correspond to common areas and partially to individual areas.

In our opinion, the above-described policies adequately cover current risks.

14.	Not applicable.

15.	See comments in Note 1 to the consolidated unaudited financial statements.

16.	Not applicable.

17.	None.

18.     In accordance which was stipulated in loans agreements, the Company shall not distribute dividends until this obligations would be cancelled.

Buenos Aires, November 7, 2003.

IRSA Inversiones y Representaciones Sociedad Anónima

Business Overview

In thousand of pesos

1.	Brief comments on the Company’s activities during the period, including references to significant events after the end of the period.

See attached.

2.	Consolidated Shareholders’ equity structure as compared with the same year for the four previous periods.

	September 30, 2003	September 30, 2002	September 30, 2001	September 30, 2000	September 30, 1999
Current Assets	283,838	165,191	243,010	252,740	436,626
Non-Current Assets	1,749,654	1,789,380	1,385,889	1,616,159	1,556,311

Total	2,033,492	1,954,571	1,628,899	1,868,899	1,992,937

Current Liabilities	149,159	680,135	467,096	328,393	413,519
Non-Current Liabilities	652,033	233,971	39,571	223,630	149,960

Subtotal	801,192	914,106	506,667	552,023	563,479

Minority interest in subsidiaries	437,980	455,896	130,526	127,265	127,868

Shareholders’ Equity	794,320	584,569	991,706	1,189,611	1,301,590

Total	2,033,492	1,954,571	1,628,899	1,868,899	1,992,937

3.	Consolidated result structure as compared with the same year for the four previous periods.

	September 30, 2003	September 30, 2002	September 30, 2001	September 30, 2000	September 30, 1999
Operating ordinary profit (loss)	8,821	(4,733)	15,628	16,505	6,156
Depreciation of goodwill	(1,321)	—	—	—	—
Financial results	(19,367)	83,261	(80,130)	(20,283)	(794)
Equity in earnings of affiliated companies	367	(55)	(14,519)	9,718	7,099
Other income (expenses)	1,133	9,519	(2,908)	(1,422)	299

(Loss) income before taxes	(10,367)	87,992	(81,929)	4,518	12,760
Income tax/ asset tax	(6,533)	(20,474)	(3,187)	(2,851)	(2,926)
Minority interest	1,734	(9,557)	(2,018)	(725)	(916)

Net (loss) income	(15,166)	57,961	(87,134)	942	8,918

4.	Statistical data as compared with the same year of the four previous periods.

Summary of properties sold in units and thousand of pesos.

Real Estate	Accumulated as of September 30, 2003 (1)	Accumulated as of September 30, 2002 (1)	Accumulated as of September 30, 2001 (1)	Accumulated as of September 30, 2000 (1)	Accumulated as of September 30, 1999 (1)
Apartments & Loft Buildings
Torres Jardín	—	29	881	3,680	508
Torres de Abasto	—	411	2,551	6,009	(9,228)
Alcorta Palace	—	1	—	—	20
Concepción Arenal and Dorrego 1916	—	—	—	1,801	1,369
Alto Palermo Park	—	814	3,306	—	2,565
Alto Palermo Plaza	—	—	1,429	1,276	—
Other	—	213	—	—	—

Residential Communities
Abril / Baldovinos	921	3,946	3,473	4,337	5,410
Villa Celina I, II and III	—	—	—	(49)	22
Villa Celina IV and V	23	—	44	1,728	—

Undeveloped parcels of land
Dique IV	—	—	—	12,310	—

Other
Av. de Mayo 701	—	—	—	3,109	—
Dock 5	—	394	—	—	(61)
Dock 6	—	140	—	—	—
Constitución 1111	—	1,988	—	—	—
Madero 1020	4,774	4,335	—	—	—
Madero 940	—	1,649	—	—	—
Other	233	204	58	—	808

	5,951	14,124	11,742	34,201	1,413

(1)	Deductions on account of gross sales tax are not included.

5.	Key ratios as compared with the same year of the four previous periods.

	September 30, 2003		September 30, 2002		September 30, 2001		September 30, 2000		September 30, 1999
Liquidity ratio
Current Assets	283,838	= 1.90	165,191	= 0.24	243,010	= 0.52	252,740	= 0.77	436,626	= 1,06

Current Liabilities	149,159		680,135		467,096		328,393		413,519

Indebtedness ratio

Total liabilities	801,192	= 1.01	914,106	= 1.56	506,667	= 0.51	552,023	=0.46	563,479	= 0.43

Shareholders’ Equity	794,320		584,569		991,706		1,189,611		1,301,590

(Loss) Income before income tax, tax on assets and minority interest.

	September 30, 2003			September 30, 2002		September 30, 2001			September 30, 2000		September 30, 1999
Income before income tax/Tax on assets	(8,633)	=	(0.01)	78,435	= 0.15	(83,947)	=	(0.08)	3,793	=0.01	11,844	= 0.01

Shareholders’ equity at end excluding (loss) income for the period	809,486			526,608		1,078,840			1,188,669		1,292,672

6.	Brief comment on the outlook for the coming year.

See attached.

BUSINESS HIGHLIGHTS AS OF SEPTEMBER 30, 2003

Comment on the three – month period ended September 30, 2003.

The quarter ended on September 30, 2003 was marked by certain stability in the country, both at macroeconomic and political level. Exchange rates and inflation seem to have stabilized while the rate of economic recovery would have accelerated to 2.8% - quarterly rate, indicating a projected 7.1% growth for calendar year 2003.

The prudent short-term economic policy was decisive for this recovery. The proper liquidation of international reserves and the extraordinarily positive trade balance prevented the rampant inflation previously anticipated. In addition, the considerable increase in tax revenues from export withholdings and the tax on financial transfers resulted in a highest historic primary tax surplus of 2.5% of the GDP.

Results for the first quarter of fiscal year 2004 showed a Ps. 15.2 million loss as compared to a Ps. 58.0 million profit during the same quarter of fiscal year 2003. As in the first quarter of the previous fiscal year, these results are mainly due to fluctuations in the peso, which depreciated 4% during the period under review, generating a Ps. 14.1 million net loss in exchange differences. In addition, operating results showed a Ps. 8.8 million profit, as compared to a Ps. 4.7 million loss during the previous period.

Consolidated net sales for the three-month period totaled Ps. 49.1 million, as compared to Ps. 51.1 million during the same period of the previous year.

The share of the various sectors in net sales was as follows: Sales and Developments Ps. 6.0 million, Offices and Other Rental Properties Ps. 3.7 million, Shopping Centers Ps. 31.2 million y Hotels Ps. 8.3 million.

As announced at the end of the previous quarter on July 23, 2003, and after making a proposal for the repurchase of our debt to all the banks which are holders of such debt, we proceeded to the early repayment of US$ 16 million corresponding to the Syndicated Loan (Loan Agreement US$ 51,000,000) due end of November 2009 to HSBC Bank Argentina S.A. The transaction was settled for a total amount of US$ 10.9 million, 68% of the nominal value of the debt, with a US$ 5.1 million discount.

The strong growth of the Argentine economy has led us to accelerate the launching of new development projects directed to the high-quality residential segment. In addition, we anticipate that the occupancy rate in our office buildings will continue to improve, accompanying the considerable recovery of those sectors of the economy that are based on exports and imports substitution; additionally, we have positive expectations in relation to sustained growth in the tourism industry which will benefit our hotels portfolio and will attract high-income consumers to our shopping centers.

First quarter of fiscal year 2004 highlights, including significant operations occurred after the end of the period.

I. Offices and Other Rental Properties

During the period ended on September 30, 2003, the rent from lease properties totaled Ps. 3.7 million, as compared to Ps. 5.7 million recorded during the same period of fiscal year 2003.

Average occupancy reached 70%, which represents a slight change with respect to the same period of the previous fiscal year. It should be mentioned that the occupancy rate for our properties is above the market average.

Although occupancy rates show slight variations, we consider that they show a favorable trend and are in line with the strong growth indicators of the economy, which suggest a significant increase in the activity over the next months.

The chart below presents information on the Company’s offices and other rental properties as of September 30, 2003.

Offices and Other Rental Properties

	Date of Acquisition	Leasable Area (m2) (1)	Occupancy Rate(2)	Monthly Rental income Ps./000 (3)	Total rental income for the period ended September 30, Ps. 000 (4) of Fiscal Year			Book Value Ps. 000 Ps./000 (5)
					2004	2003	2002
Oficinas
Inter-Continental Plaza (6)	11/18/97	22,535	62%	381	1.078	2,236	3,852	63,385
Libertador 498	12/20/95	10,533	62%	209	547	635	1,656	35,295
Maipú 1300	09/28/95	10,325	73%	168	483	567	1,541	40,592
Laminar Plaza	03/25/99	6,521	90%	196	586	781	1,462	27,916
Madero 1020	12/21/95	1,359	16%	2	77	202	888	3,809
Reconquista 823/41	11/12/93	6,100	0%	0	0	0	758	17,000
Suipacha 652/64	11/22/91	11,453	45%	46	113	148	543	9,897
Edificios Costeros	03/20/97	6,389	74%	80	151	97	557	17,856
Costeros Dique IV	08/29/01	5,437	48%	50	149	289	272	17,498
Otros (7)	—	3,556	45%	46	151	205	446	8,730

Subtotal		84,208	57%	1.178	3,335	5,160	11,975	241,978
Other Rental Properties
Commercial Properties (8)		4,062	98%	12	33	80	849	1,879
Other Properties (9)		33,329	100%	42	126	247	717	3,896

Subtotal		37,391	100%	54	159	327	1,566	5,775

Related Expenses
Management Fees					170	171	385

TOTAL OFFICES AND OTHER (10)		121,599	70%	1,232	3,664	5,658	13,926	247,753

Notes:

(1)	Total leasable area for each property. Excludes common areas and parking.
(2)	Calculated dividing occupied square meters by leasable area.
(3)	Agreements in force as of 09/30/03 were calculated.
(4)	Total consolidated leases, according to the RT21 method, restated as of 02/28/03.
(5)	Cost of acquisition, plus improvements, less accumulated depreciation, plus adjustment for inflation as of 02/28/03.
(6)	Through Inversora Bolívar S.A.
(7)	Includes the following properties: Madero 942, Av. de Mayo 595/99, Av. Libertador 602 y Sarmiento 517 (through our Company).

Cumulative revenues for fiscal years 2002 additionally include revenues from Puerto Madero Dock 5 (fully sold).

(8)	Includes the following properties: Constitución 1111 and Alsina 934/44 (through our Company). Cumulative revenues also include: In fiscal years 2002, the revenues from Santa Fe 1588 and Rivadavia 2243 (fully sold).
(9)	Includes the following properties: the Santa Maria del Plata facilities (former Ciudad Deportiva de Boca Juniors, through the Company – only rents are included since book value is reflected on the Developments table) - Thames, units in Alto Palermo Park (through Inversora Bolívar S.A). Cumulative revenues include: In fiscal years 2002 and 2003, the revenues from Alto Palermo Plaza (fully sold).
(10)	Corresponds to the “Offices and Other Rental Properties” business unit mentioned in Note 4 to the Consolidated Financial Statements.

II. Shopping Centers - Alto Palermo S.A (“APSA”).

As of September 30, 2003, we had a 54,95% interest in Alto Palermo S.A. (APSA), the company that operates our shopping centers. Total income at September 30, 2003 amounted to Ps. 31.2 million, that is, 27.2% higher than those in the same period of the previous year. This is mainly attributable to the increase in basic rent charged to our lessees and increased occupancy.

Net Loss for the three-month period was Ps. 3.9 million, as compared to the Ps. 15.9 million profit for the same period of the previous year. The results for the three months ended on September 30, 2002 had been positively affected by the Ps. 28.5 million income from Financial Results and by the Ps. 10.6 million income from the repurchase of Company’s Bonds. In addition, the result for the first quarter of Fiscal Year 2004 was adversely affected by the depreciation of local currency against the U.S. Dollar, from Ps. 2.80 per US$ 1.00 to Ps. 2.915 per US$ 1.00, which gave rise to negative Exchange Differences for Ps. 5.2 million principally on the US$ 49.8 million outstanding debt. After the end of the quarter, the exchange rate has returned to the levels prevailing at the end of Fiscal Year 2003, which would result in a profit for the second quarter of Fiscal Year 2004 if the exchange rate remains at around Ps. 2.80 per U.S. Dollar.

Gross profit for the period showed a significant increase to Ps. 14.3 million, 68.5% higher than gross profit for the same period of the previous year. This result is basically due to the fact that costs did not rise as much as income.

In this way, the consolidated Operating Result for the period was a Ps. 8.1 million profit as compared to a Ps. 2.0 million loss for the same period of the previous year. Additionally, this was the result of a steep drop in bad debt charges, which fell from Ps. 4.5 million in the first quarter of Fiscal Year 2003 to Ps. 0 in the period ended on September 30 of the current year.

APSA Tenenats continued to increase their sales, reaching Ps. 255.1 million in the three-month period ended on September 30, 2003. These sales are 33% higher in nominal terms than those for the same period of the previous year, and 27% higher in real terms.

The business success of APSA tenants continues to increase demand for space at APSA Shopping Centers. In this way, we have increased occupancy to 96.7%, surpassing the levels prevailing before the crisis. The evolution of this variable not only shows an improvement in our business, but also the excellent quality of our Shopping Centers portfolio, as these record better demand by potential tenants. Competitors’ occupancy in the Metropolitan Area of Buenos Aires only reaches 91.1%1.

Due to the improved situation of our tenants, we continue to apply the Reference Stabilization Coefficient (“CER”) to most “pesified” agreements. Thus, Shopping Centers such as Abasto de Buenos Aires has extended the application of the CER from 10% of their tenants as of November 2002 to 100% of tenants as of September 2003.

Additionally, the current bonanza in the retail sector allows us to enter into new lease agreements under better conditions, e.g. increasing the “goodwill charge” required for the renewal or execution of new agreements at our Shopping Centers.

On the other hand, the improvement in our tenants’ economic and financial situation caused no allowance to be created for bad debts, which as of September 30, 2002 amounted to Ps. 4.5 million. In addition, in accordance to our management reports, the Company’s operating cash flow reached highest historic levels at a monthly average of Ps. 7.5 million. These high levels are partially attributable to the excellent collection of bad debts, as a result of which the Company’s revenues are higher than its invoicing.

Tarjeta Shopping

Tarshop S.A. is the credit card company in which we have an 80% interest Through APSA.

During the quarter ended on September 30, 2003, our credit card business unit reverted the negative results shown on its financial statements during several quarters. In this way, for the first quarter of Fiscal Year 2004, Tarshop S.A. recorded a Ps. 0.5 million profit, as compared to the Ps. 2.8 million loss for the same period of the previous year, a considerable improvement.

This was the result of business restructuring. Our customers’ consumption increased by 66% during the quarter with respect to the same period of the previous year, totaling Ps. 41.8 million. This represents a 58% increase in real terms. The recovery of Tarjeta Shopping as a financial instrument for purchasing is reflected in the fact that the increase in sales made through this payment method is significantly higher than the increase in sales of our Shopping Centers.

Additionally, in relation to collections, short-term bad debts as of September 30, 2003 were even lower than the levels prevailing before the crisis. Bad debts three months past due, which exceeded 11% during 2002, decreased to only 3.1% by the end of the quarter.

At September 30, 2003, the number of members and the credit portfolio, including securitized coupons, totaled 151,350 members and Ps. 48.1 million, respectively. The level of card activation reached 52%.

[1]	According to company estimates based on information derived from the Shopping Centers Research conducted by the INDEC.

The chart below presents information on APSA’s Shopping Centers as of September 30, 2003.

Shopping Centers

	Date of Acquisition	Gross Leasable Area m2 (1)	Percentage leased (2)	Total rental income for the three-month period ended September 30, of Fiscal Year, Ps./000 (3)			Book value Area m2 (4)
				2004	2003	2002
Shopping Centers (5)
Alto Palermo	12/23/97	18,146	94%	6,558	6,235	12,018	242,874
Abasto	07/17/94	40,476	99%	6,074	4,905	10,924	217,395
Alto Avellaneda	12/23/97	28,251	100%	3,156	2,548	7,525	103,196
Paseo Alcorta	06/06/97	14,949	92%	3,461	2,599	6,045	71,756
Patio Bullrich	10/01/98	11,320	96%	2,796	2,527	4,418	126,273
Alto NOA	03/29/95	18,904	95%	587	488	1,650	23,488
Buenos Aires Design	11/18/97	14,975	96%	1,318	448	3,185	25,214
Fibesa and others (6)				1,065	658	2,359	—
Revenues Tarjeta Shopping				6,137	3,440	15,310	—

TOTAL SHOPPING CENTERS (7)		147,021	97%	31,152	23,848	63,434	810,196

Notes:

(1)	Total leasable area in each property. Excludes common areas and parking spaces.
(2)	Calculated dividing occupied square meters by leaseable area.
(3)	Total consolidated rents, according to RT21 method, reexpressed as of 02/28/03.
(4)	Cost of acquisition plus improvements, less accumulated depreciation, plus adjustment for inflation as of 02/28/03.
(5)	Through Alto Palermo S.A.
(6)	Includes revenues from Fibesa S.A. and Alto Invest.
(7)	Corresponds to the “Shopping Centers” business unit mentioned in Note 4 to the Consolidated Financial Statements.

III. Sales and Developments

During the first quarter of fiscal year 2004, net sales for the sales and developments segment decreased to Ps. 6.0 million, as compared to Ps. 14.3 million during the same period of fiscal year 2003.

The improved prospects that can be perceived as a result of the recovery of the Argentine economy encourage us to plan future developments, which, along with our important stock of ideally located land, will permit us to evaluate and launch new projects over the next months.

Sales

Madero 1020 – On August 20, 2003, the deed of conveyance for three stories of the Madero 1020 office building was executed. A total of 2,018 square meters were sold for US$ 1,650,000 at an average of US$ 818 per square meter.

Abril, Hudson, Province of Buenos Aires – During the quarter ended on September 30, 2003, 4 lots of Abril country club were sold. All projected neighborhoods are being marketed and 93% of the lots have been sold. There are 566 completed houses, and 73 houses are under construction.

Sarmiento 517 – During the quarter ended on September 30, 2003, one office unit with a surface of 151 square meters was sold for Ps. 151,000.

Developments

Cruceros, Dique 2 – This is a unique project in Puerto Madero. The residential building of 6,400 square meters will be constructed next to the “Edificios Costeros” office building. It is intended for the high-income segment and all common areas have spectacular river views. There will be approximately 50 units with two swimming pools, gymnasium and other amenities. The project is at an advanced stage of completion and we estimate it will be launched by the end of 2003.

Purchase of plot of land at San Martín de Tours – During March 2003, we executed an agreement for the purchase of a plot of land at San Martín de Tours street, Barrio Parque sector, the most exclusive residential area of the city of Buenos Aires. Upon the execution of the bill of sale US$ 80,000 were advanced, and upon execution of the deed of conveyance in June 2003, US$ 230,000 were paid. In addition, on that occasion a mortgage was created in favor of Providence for US$ 750,000 in guarantee of 25% of the functional units that IRSA shall deliver when the building is completed. IRSA plans to build a complex of high-quality “house-type” residential units, a different product among the existing offer. The works will begin in December and we plan that the inauguration and launching for sale will take place in October 2004. The project will be financed with working capital and is intended for the high-income segment.

Below is a detail of property being developed by IRSA as of September 30, 2003.

	Date of acquisition	Estimated cost/ real cost (Ps. 000) (1)	Area destined for sales (m2) (2)	Total units or lotes (3)	Percentage Constructed	Percentage sold (4)	Accumulated sales (Ps. 000) (5)	Accumulated sales as of September 30 of fiscal year, (6) (Ps. 000)			Book value (Ps. 000) (7)
								04 (Ps. 000)	03 (Ps. 000)	02 (Ps. 000)
Residential Apartment
Torres Jardín	07/18/96	56,579	32,339	490	100%	98%	70,028	—	29	881	245
Torres de Abasto (8)	07/17/94	74,810	35,630	545	100%	99%	109,245	—	411	2,551	555
Palacio Alcorta	05/20/93	75,811	25,555	191	100%	100%	76,582	—	1	—	—
Concepción Arenal	12/20/96	15,069	6,913	70	100%	99%	11,617	—	—	—	42
Alto Palermo Park (9)	11/18/97	35,956	10,488	73	100%	100%	47,467	—	814	3,306	—
Others (10)		50,196	23,900	184	N/A	99%	56,976	—	213	1,429	307

Subtotal		308,421	134,825	1,553	N/A	N/A	371,915	—	1,468	8,167	1,149

Residential Communities
Abril/Baldovinos (11)	01/03/95	130,955	1,408,905	1,273	100%	93%	203,106	921	3,946	3,473	10,882
Villa Celina I, II y III	05/26/92	4,742	75,970	219	100%	99%	13,952	—	—	—	43
Villa Celina IV y V	12/17/97	2,450	58,373	181	100%	100%	9,505	23	—	44	—
Others Properties		—	—	—	N/A	0%	—	—	—	—	—

Subtotal		138,147	1,543,248	1,673	N/A	N/A	226,563	944	3,946	3,517	10,925

Land Reserve
Dique 3 (12)	09/09/99		10,474		0%	—	—	—	—	—	25,973
Puerto Retiro (9)	05/18/97		82,051		0%	—	—	—	—	—	46,323
Caballito	11/03/97		20,968		0%	—	—	—	—	—	13,616
Santa María del Plata	07/10/97		715,952		0%	—	—	—	—	—	124,594
Pereiraola (11)	12/16/96		1,299,630		0%	—	—	—	—	—	21,875
Dique 4 (ex Soc del Dique)	12/02/97		4,653		0%	50%	12,310	—	—	—	6,160
Others (13)			4,730,288		0%		—	—	—	—	131,433

Subtotal			6,864,016		N/A	N/A	12,310	—	—	—	369,974

Other
Hotel Piscis	09/30/02	5,231		1	100%	100%	9,912	—	—	—	—
Sarmiento 580	01/12/94	11,691	2,635	14	100%	100%	10,837	—	—	—	—
Santa Fe 1588	11/02/94	8,341	2,713	20	100%	100%	8,166	—	—	—	—
Rivadavia 2243/65	05/02/94	8,166	2,070	4	100%	100%	3,660	—	—	—	—
Libertador 498	12/20/95	7,452	2,191	3	100%	100%	5,931	—	—	—	—
Constitución 1159	06/16/94	2,314	2,430	1	100%	100%	1,988	—	1,988	—
Madero 1020	12/21/95	16,008	5,056	8	100%	100%	12,928	4,774	4,335	—	—
Madero 940	08/31/94	2,867	772	1	100%	100%	1,649	—	1,649	—	—
Other Properties (14)		76,945	40,166	262	100%	99%	96,757	233	738	58	9,042

Subtotal		139,015	58,033	314	N/A	N/A	151,828	5,007	8,710	58	9,042

Subtotal		585,583	8,600,122	3,540	N/A	N/A	762,616	5,951	14,124	11,742	391,090

Management Fees							33	147	786	—

TOTAL (15)		585,583	8,600,122	3,540	N/A	N/A	762,616	5,984	14,271	12,528	391,090

Notes:

(1)	Cost of acquisition plus total investment made and/or planned if the project has not been completed, adjusted for inflation as of 02/28/03.
(2)	Total area devoted to sales upon completion of the development or acquisition and before the sale of any of the units (including parking and storage spaces, but excluding common areas). In the case of Land Reserves the land area was considered.
(3)	Represents the total units or plots upon completion of the development or acquisition (excluding parking and storage spaces).
(4)	The percentage sold is calculated dividing the square meters sold by the total saleable square meters.
(5)	Includes only cumulative sales consolidated by the RT21 method, adjusted for inflation as of 02/28/03.
(6)	Corresponds to the Company’s sales consolidated by the RT21 method, adjusted for inflation as of 02/28/03.
(7)	Cost of acquisition plus improvement plus activated interest, adjusted for inflation as of 2/28/03.
(8)	Through APSA S.A.
(9)	Through Inversora Bolívar S.A. (“IBSA”).
(10)	Includes the following properties: Dorrego 1916 (fully sold through our Company), República de la India 2785, Arcos 2343, Fco. Lacroze 1732 (fully sold), Pampa 2966 and J.M. Moreno (fully sold), Arcos 2343, Yerbal 855 through Baldovinos and Alto Palermo Plaza (fully sold) through IBSA.
(11)	Directly through our Company and indirectly through Inversora Bolívar S.A.
(12)	Through Bs As Trade & Finance S.A.
(13)	Includes the following land reserves : Torre Jardín IV, Constitución 1159, Padilla 902, and Terreno Pilar (through our Company), and Pontevedra, Mariano Acosta, Merlo, Intercontinental Plaza II, Benavidez plots (through Inversora Bolívar S.A.) and Alcorta plots, Neuquén, Rosario, Caballito and the Coto project (through APSA S.A.).
(14)	Includes the following properties: Sarmiento 517, Jerónimo Salguero 3133, Dique III, (through our Company), Puerto Madero Dock 13, Puerto Madero Dock 5, Puerto Madero Dock 6, Rivadavia 2768, (fully sold through our Company).
(15)	Corresponds to the “Sales and Developments” business unit mentioned in Note 4 in the Consolidated Financial Statements.

IV. Hotels

Our first-class hotel segment continues to show positive signals; during the first quarter of fiscal year 2004 occupancy rates improved, with price levels being maintained.

Accumulated average occupancy rates for our hotels during this period increased to 58%, as compared to 53% during the previous year. Average prices showed a slight decrease, with an average price per room of Ps. 266, as compared to Ps. 269 during the previous fiscal year. The Llao Llao hotel, which has positioned itself as a first-class resort, the only one in Argentina based both on its services and location, has one of the highest prices per room in the country.

Income from the hotel activity for the year ended on September 30, 2003 totaled Ps. 8.3 million, as compared to Ps. 7.3 million during the same period of fiscal year 2003.

This increase in income reflects the general improvement in the activity as a result of the growing inflow of tourists due to attractive local prices. Consequently, all our hotels are showing good cash inflows.

The chart below shows information regarding our Company’s hotels estimated for the three-month period ended September 30, 2003.

Consolidated Hotels

Hotel	Date of acquisition	Number of rooms	Average occupancy % (1)	Avg. Price per room Ps. (2)	Accumulated sales as of September 30, of Fiscal Year, (Ps. 000) (3)			Book value as of September 30, 2003 (Ps. 000)
					2004	2003	2002
Inter-Continental	11/97	314	51	216	5,277	4,811	6,564	56,570
Sheraton Libertador	3/98	200	56	194	3,061	2,505	4,342	39,179
Picis (4)

Total		514	53	208	8,338	7,316	10,906	95,749

Non Consolidated Hotels

Hotel	Date of Acquisition	Number of rooms	Average occupancy % (1)	Avg. Price per room Ps. (2)	Accumulated sales as of September 30, of Fiscal Year, (Ps. 000) (3)			Book value as of September 30, 2003 (6) (Ps. 000)
					2004	2003	2002
Llao Llao	6/97	157	73	455	7,201	6,338	4,224	13,974

Total (7)		671	58	266	15,539	13,654	15,130	109,723

Notes:

(1)	Accumulated average in the period.
(2)	Accumulated average in the period.
(3)	Corresponds to our total sales consolidated under the traditional method adjusted by inflation as of 02/28/03.
(4)	The Piscis Hotel was sold on March 19, 2003. See table “Sales and Developments”.
(5)	Although Llao Llao Hotel’s sales are no longer consolidated, we consider it is relevant to include them. It does not represent IRSA’s effective participation.
(6)	The book value represents the value of our investment.
(7)	It includes the total consolidated hotels plus Llao Llao, which is no longer consolidated.

V. Financial and other transactions

Impact of exchange difference on the Company’s financial position– Our dollar-denominated liabilities were adversely affected by the 4% depreciation of the Peso during the period ended on September 30, 2003, which resulted in a Ps. 18.9 million loss. Exposure of our assets to this economic variable during the same period resulted in a Ps. 4.8 million profit. The net loss generated by the depreciation of the Peso amounted to Ps. 14.1 million and was shown on the “Effects of financing” line, considerably contributing to the loss shown on that line and for the period.

Replacement of Mortgage Security. In August 2003, the mortgage backing the security for the US$ 37.4 million floating rate Secured Bonds due 2009 was replaced. These Bonds are secured with a first mortgage for a value equal to 50% of the debt originally created on some of our properties, and during August 2003 that mortgage was replaced with first mortgages on the following buildings: Dique IV (Cossentini 340), Prourban (Avda. Del Libertador 498) and Laminar Plaza.

Early repayment of US$ 16 million of debt - On July 23, 2003, we proceeded to the early repayment of US$ 16 million corresponding to the Syndicated Loan (Loan Agreement US$ 51,000,000) due end November 2009 to HSBC Bank Argentina S.A. The transaction was settled for the amount of US$ 10.9 million, 68% of the nominal value of the debt, with a US$ 5.1 million discount. The repurchase was made based on the procedure established in the Syndicated Loan Agreement.

Improvement of the risk rating of our Global Bond Program for up to US$ 250 billion. In October 2003, Fitch Argentina Calificadora de Riesgo S.A. raised the rating of our Global Bond Program for up to US$ 250 billion from B- (arg) to B (arg). This rating improvement is due to the restructuring of our debt, which is in its entirety concentrated in the long term. Our secured debt for US$ 37.4 million has been issued under this program.

Improvement of risk rating of our structured debt

In October 2003, Standard & Poor´s International Ratings LLC. (Argentine Branch), significantly raised the rating of the Ps. 85 million Bonds from raB+ to raBBB-, the first step towards investment grade.

This rating improvement is due to the “improvement in the APSA´s operating performance which, along with the debt rescheduling carried out during 2002, resulted in an increase in its cash flow generation capacity and in better debt and interest coverage indicators”, as, among other things, explained by rating agency in its report.

Conversion of Bonds. To date, conversion rights have been exercised for 115,322 units. In this regard, 211,598 common shares were issued with par value of Ps. 1.0 each. In this way, the amount of outstanding Convertible Bonds is now U$S 99,884,678 while the number of shares of the Company to date totals 212,210,871.

Distribution of dividends in APSA. On October 31, 2003, the General Ordinary and Extraordinary Shareholders’ Meeting of Alto Palermo S.A. (APSA) approved the cash distribution of Ps. 10.0 million as dividends (Ps. 0.141 per share of US$ 1 par value each, or Ps. 0.5642 per ADR) as one of the uses of the Ps. 77.4 million profit for fiscal year 2003. The above distribution generated at IRSA a Ps. 5.5 million income equivalent to its shareholding in APSA.

9

Appointment of Directors. The Shareholders’ Meeting resolved to fix the number of full directors at 8, and the number of alternate directors at 5. The following were reelected for the term of three years as Directors: Elsztain, Eduardo Sergio; Zang, Saúl and Bergotto, Pedro Oscar, all of whom are non-independent directors under the terms of Resolution 400 of the Argentine Securities Commission; Messrs. Fishman, Marcos and Bridges, Cedric were appointed directors, and Mr. Cárdenas, Emilio was appointed alternate director for the statutory term, all of whom are independent except for Mr. Fishman.

VI. Prospects for next quarter

During the second quarter of fiscal year 2004 we will continue to plan the launching of new developments, based on the Company’s strong financial structure, and with a clearly positive view of the future development of the Argentine economy. The projected growth of the GDP for 2003, which would increase by 7.1%, would have a significant effect in 2004. In addition, it is estimated that investments will increase mainly as a result of the recovery of consumption.

The above positive signals present a decidedly favorable scenario for our business, and, accordingly, the slight increase in occupancy rates in our office buildings will continue to grow during next quarters, the sales in our shopping centers, which have already shown considerable growth, are expected to increase even further, and tourism will consolidate its extraordinary performance through the maintenance of very attractive prices for foreign visitors.

We consider that our significant positioning in the Argentine market will allow us to continue to grow in our business areas, accompanying growth in Argentina as one of the leading economic groups in the country.

10

Free translation from the original prepared in Spanish for publication in Argentina

Report of Independent Auditors

To the Shareholders, President and Board of Directors of

IRSA Inversiones y Representaciones Sociedad Anónima

1.	We have reviewed the balance sheets of IRSA Inversiones y Representaciones Sociedad Anónima at September 30, 2003, and the related statements of results, changes in shareholders’ equity and cash flows for the three month periods ended September 30, 2003 and 2002 and the complementary notes 1 to 13 and schedules A to I. Furthermore, we have reviewed the consolidated financial statements of IRSA Inversiones y Representaciones Sociedad Anónima with its subsidiaries which are presented as complementary information. The preparation and issuance of the financial statements are the responsibility of the Company’s management.

2.	We conducted our review in accordance with standards established by Technical Resolution No. 7 of the Argentine Federation of Professional Councils of Economic Sciences for limited reviews of financial statements. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3.	Based on our work and our examinations of the financial statements of this Company and the consolidated financial statements for the financial years ended June 30, 2003 and 2002, on which we issued our unqualified report on September 8, 2003, we report that:

a)	The financial statements of IRSA Inversiones y Representaciones S.A. at September 30, 2003 and 2002 and its consolidated financial statements at those dates, set out in point 1, prepared in accordance with accounting standards prevailing in the Autonomous City of Buenos Aires include all the significant facts and circumstances of which we are aware, and we have no observations to make on them.

b)	The comparative information included in the basic and consolidated balance sheets and the supplementary notes and schedules to the attached financial statements arise from Company financial statements at June 30, 2003.

Price Waterhouse & Co. Av. A. Moreau de Justo 270, Piso 2º C1107AAF Ciudad de Buenos Aires - Argentina Tel. (54-11) 4319-4600 Fax: (54-11) 4315-6448 / 9 www.pwcglobal.com	Abelovich, Polano & Asociados 25 de Mayo 596 – 8º Piso (1002) Buenos Aires – Argentina Tel./Fax 4312-8525 – E-mail: dabelovich@estabe.com.ar

Report of Independent Auditors (Continued)

4.	In accordance with current regulations we report that:

a)	the financial statements of IRSA Inversiones y Representaciones Sociedad Anónima and its consolidated financial statements have been transcribed to the “Inventory and Balance Sheet Book” and comply with the Corporations Law and pertinent resolutions of the National Securities Commission;

b)	the financial statements of IRSA Inversiones y Representaciones Sociedad Anónima arise from official accounting records carried in all formal respects in accordance with legal requirements;

c)	we have read the business highlights and the additional information to the notes to the financial statements required by sect. 68 of the Buenos Aires Stock Exchange Regulations, on which, as regards those matters that are within our competence, we have no observations to make;

d)	at September 30, 2003, the debt accrued in favor of the Integrated Pension and Survivors’ Benefit System according to the accounting records amounted to $ 82 thousand, none of which was claimable at that date.

Autonomous City of Buenos Aires, November 7, 2003

PRICE WATERHOUSE & Co.	ABELOVICH, POLANO & ASOCIADOS

(Partner)	(Partner)

Price Waterhouse & Co. Av. A. Moreau de Justo 270, Piso 2º C1107AAF Ciudad de Buenos Aires - Argentina Tel. (54-11) 4319-4600 Fax: (54-11) 4315-6448 / 9 www.pwcglobal.com	Abelovich, Polano & Asociados 25 de Mayo 596 – 8º Piso (1002) Buenos Aires – Argentina Tel./Fax 4312-8525 –E-mail: dabelovich@estabe.com.ar

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/s/ Saúl Zang
Name: Saúl Zang
Title: Second Vice Chairman of the Board of Directors

Dated: November 18, 2003